SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For April 5, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of the Company's consolidated financial statements as of December 31, 2003, prepared in accordance with Chilean generally accepted accounting principles.

         Consolidated Financial Statements

         CHILESAT CORP S.A. AND SUBSIDIARIES

         Santiago, Chile
         December 31, 2003 and 2002

                       Consolidated Financial Statements

                      CHILESAT CORP S.A. AND SUBSIDIARIES

                          December 31, 2003 and 2002







                                   Contents

Report of Independent Auditors                                   1

Financial Statements

Consolidated Balance Sheets                                      2
Consolidated Statements of Income                                4
Consolidated Statements of Cash Flows                            5
Notes to the Consolidated Financial Statements                   7

Report of Independent Auditors
(Translation of a report originally issued in Spanish)

     To the Shareholders and Directors
     Chilesat Corp S.A.:

     1. We have audited the accompanying consolidated balance sheets of Chilesat Corp S.A. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income and of cash flows for the years then ended. The preparation of these consolidated financial statements (including the related notes) is the responsibility of the management of Chilesat Corp S.A. Our responsibility is to express an opinion on these financial statements based upon our audits.

     2. We conducted our audits in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     3. In our opinion, the consolidated financial statements referred above, present fairly, in all material respects, the financial position of Chilesat Corp. S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in Chile.

     4. Beginning on May 1, 2003, the subsidiary Nacs Communications Inc. (Texcom USA) is not included in consolidation in accordance with the explanation provided in Note 2 d) to the consolidated financial statements.




Miguel Humud S.                                        Ernst & Young Ltda.

Santiago, Chile
March 29, 2004

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
      (Translation of financial statements originally issued in Spanish)

                      ASSETS                                                      As of December 31,

                                                                                2003                  2002
                                                                               ThCh$                 ThCh$
CURRENT ASSETS

   Cash                                                                      1,358,898               874,903
   Time deposits                                                               287,281                92,460
   Marketable securities (net)                                                   4,252               330,790
   Trade accounts receivable (net)                                           6,035,569             6,203,798
   Notes receivable (net)                                                      146,096               515,512
   Other receivables                                                         1,275,618             1,579,766
   Notes and accounts receivable from related companies                              -               126,425
   Recoverable taxes                                                         1,012,737               673,813
   Prepaid expenses                                                            918,980               493,363
   Other current assets                                                      1,810,347               145,708
                                                                          -------------         ---------------

   Total current assets                                                     12,849,778            11,036,538
                                                                          -------------         ---------------

PROPERTY, PLANT AND EQUIPMENT

   Land                                                                        471,674                414,548
   Buildings and infrastructure works                                       48,734,824             48,944,915
   Machinery and equipment                                                  61,664,732             59,536,023
   Other property, plant and equipment                                      26,883,723             24,076,073
   Accumulated depreciation (less)                                         (71,010,758)           (61,635,183)
                                                                         --------------         ---------------

   Total net property, plant and equipment                                  66,744,195            71,336,376
                                                                        ---------------         ---------------

OTHER ASSETS
   Investments in other companies                                                  305                   304
   Goodwill                                                                    432,732               464,243
   Long-term notes and accounts receivable from related companies               72,302             1,221,641
   Others                                                                       37,960               272,813
                                                                         --------------         ---------------

   Total other assets                                                          543,299             1,959,001
                                                                         --------------         ---------------

TOTAL ASSETS                                                                80,137,272            84,331,915
                                                                         ==============         ===============



                      The accompanying notes 1 to 30 are
          an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
      (Translation of financial statements originally issued in Spanish)

                                                                                    As of December 31,

LIABILITIES AND SHAREHOLDERS' EQUITY                                            2003                  2002
                                                                               ThCh$                 ThCh$
CURRENT LIABILITIES
   Short-term obligations with banks and
    financial institutions                                                          --                     9
   Short-term portion of long-term obligations with
    banks and financial institutions                                           847,048               669,160
   Long-term obligations maturing within a year                              6,335,058             6,031,185
   Accounts payable                                                         13,273,395            13,293,055
   Notes payable                                                                28,138                51,618
   Other payables                                                              312,749               507,493
   Notes and accounts payable to related companies                               5,735                33,570
   Provisions                                                                  501,836               516,449
   Withholdings                                                                256,336               367,112
   Income tax                                                                    4,050                 3,367
   Unearned income                                                             993,125             1,196,543
                                                                       ----------------         ---------------

   Total current liabilities                                                22,557,470            22,669,561
                                                                       -----------------        ---------------

LONG-TERM LIABILITIES
   Obligations with banks and financial institutions                        14,439,168             4,132,218
   Long-term notes payable                                                   7,312,136             9,675,921
   Long-term provisions                                                      1,129,755             2,747,154
   Other long-term liabilities                                               4,138,641             5,139,873
                                                                       ----------------         ---------------

    Total long-term liabilities                                             27,019,700            21,695,166
                                                                       ----------------         ---------------

MINORITY INTEREST                                                             (125,740)               191,476
                                                                       ----------------         ---------------

SHAREHOLDERS' EQUITY
   Paid-in capital                                                         188,591,445           188,591,445
   Contributed surplus                                                       1,024,706             1,024,706
   Other reserves                                                           (3,922,018)           (4,530,425)
   Accumulated losses                                                     (145,310,014)         (131,624,476)
   Loss for the year                                                        (9,698,277)          (13,656,307)
   Accumulated deficit development period of subsidiaries                            -               (29,231)
                                                                       ----------------         ---------------
    Total shareholders' equity                                              30,685,842             39,775,712
                                                                       ----------------         ---------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                  80,137,272            84,331,915
                                                                       ================         ===============



                      The accompanying notes 1 to 30
        are an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
      (Translation of financial statements originally issued in Spanish)

                                                                                   For the years ended
                                                                                    as of December 31,

                                                                                2003                  2002
                                                                               ThCh$                 ThCh$

OPERATING INCOME

     Operating income                                                         43,267,256            44,231,667
     Operating cost                                                         (32,788,101)          (33,750,551)
                                                                       ---------------------------------------------

     Gross margin                                                             10,479,155            10,481,116
     Administration and selling expenses                                    (18,395,806)          (19,466,067)
                                                                       ---------------------------------------------

Operating income                                                             (7,916,651)           (8,984,951)
                                                                       ---------------------------------------------
NON-OPERATING INCOME

     Financial income                                                            423,192               684,357
     Other non-operating income                                                7,641,508             3,307,323
     Loss on investment in related companies                                           -             (316,956)
     Amortization of goodwill                                                   (30,108)              (25,459)
     Financial expenses                                                      (2,058,573)           (3,644,155)
     Other non-operating expenses                                            (9,088,502)           (3,489,051)
     Price-level restatement                                                   (138,595)               130,887
     Exchange differences                                                      1,185,182           (1,499,299)
                                                                       ---------------------------------------------

Non-operating income                                                         (2,065,896)           (4,852,353)
                                                                       ---------------------------------------------

Income before income tax                                                     (9,982,547)          (13,837,304)
     Income tax                                                                 (16,971)              (19,529)
                                                                       ---------------------------------------------

Loss before minority interest                                                (9,999,518)          (13,856,833)
     Minority interest                                                           301,241               200,526
                                                                       ---------------------------------------------

Loss for the year                                                            (9,698,277)          (13,656,307)
                                                                       =============================================


                      The accompanying notes 1 to 30
        are an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      (Translation of financial statements originally issued in Spanish)

                                                                                   For the years ended
                                                                                    as of December 31,


                                                                                2003                  2002
                                                                               ThCh$                 ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES

Collection of trade accounts receivable                                       41,781,422            44,620,604
Financial income received                                                         81,137               215,972
Dividends and other distributions received                                         1,641                     -
Other income received                                                            266,310               810,013
Payments to suppliers and personnel                                          (35,224,157)          (43,319,365)
Interest paid                                                                   (450,177)             (621,526)
Income tax paid                                                                 (175,359)              (43,952)
Other expenses paid                                                             (930,866)             (770,343)
VAT and other similar taxes paid                                              (2,479,485)           (2,756,331)
                                                                           ---------------        ---------------

Net cash flows provided by (used in) operating activities                      2,870,466            (1,864,928)
                                                                           ---------------        ---------------

CASH FLOWS FROM FINANCING ACTIVITIES

Placement of cash shares                                                               -            83,361,760
Proceeds from loans                                                           11,222,225                     -
Other sources of financing                                                       184,794               507,379
Loan payments                                                                (1,169,142)           (76,734,312)
Other financing disbursements                                                  (100,995)               (52,210)

                                                                           --------------        ----------------

Net cash flows provided by financing activities                               10,136,882             7,082,617
                                                                           --------------        ----------------

CASH FLOWS FROM INVESTMENT ACTIVITIES

Sale of property, plant and equipment                                          3,016,903               739,490
Sale of permanent investments                                                          -                    72
Sale of financial investments                                                          -                24,468
Collection of loans from related companies                                             -               494,188
Other investment income                                                          349,248               266,357
Addition of property, plant and equipment                                    (12,505,360)           (8,459,181)
Permanent investments                                                                  -              (515,966)
Other loans to related companies                                              (1,060,598)                     -
Other investment disbursements                                                (1,086,730)             (387,422)

                                                                           ---------------         --------------

Net cash flows used in investment activities                                 (11,286,537)           (7,837,994)
                                                                           ---------------         --------------

Net cash flows for the year                                                    1,720,811            (2,620,305)

Effect of price-level restatement on cash and cash equivalents                  (131,686)             (114,024)
                                                                           ---------------         --------------

Increase (decrease) in cash and cash equivalents                               1,589,125            (2,734,329)

Cash and cash equivalents beginning of year                                      969,376             4,028,953
                                                                           ---------------         --------------

Cash and cash equivalents end of year                                          2,558,501             1,294,624
                                                                           ===============       ================


                      The accompanying notes 1 to 30
        are an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      (Translation of financial statements originally issued in Spanish)

                                                                                   For the years ended
                                                                                    as of December 31,
RECONCILIATION OF NET CASH FLOWS
FROM OPERATING ACTIVITIES
AND INCOME FOR THE YEAR                                                         2003                  2002
                                                                               ThCh$                 ThCh$

Loss for the year                                                             (9,698,277)          (13,656,307)

Income from the sale of assets:

Loss on sale of property, plant and equipment                                     52,017                49,624
Loss on sale of investments                                                            -                    73

Charges (credits) to income which do not represent cash flows:

Depreciation for the year                                                     11,313,147            12,433,229
Amortization of intangibles                                                        2,630                 7,578
Write-offs and provisions                                                      8,159,711             3,624,895
Accrued loss on investments
  in related companies                                                                 -               316,956
Amortization of goodwill                                                          30,108                25,459
Price-level restatement                                                          138,595              (130,887)
Exchange differences                                                          (1,185,182)            1,499,299
Other credits to income which do not represent
  cash flows                                                                  (5,110,511)                    -
Other charges to income which do not represent
  cash flows                                                                      15,674                35,722

Changes in assets which affect cash flows:

Increase in trade accounts receivable                                        (14,090,800)          (10,885,625)
Increase in other assets                                                      (1,574,650)           (4,085,590)

Changes in liabilities, which affect cash flows:

Increase in accounts payable
  related to operating income                                                 13,149,638             5,559,951
Increase in interest payable                                                   1,597,731             3,010,121
(Decrease) Increase in income taxes payable                                      (31,294)                  868
 Increase in other accounts payable
  related to non-operating income                                                477,505               866,239
 Net decrease in Value Added Tax
  and other similar taxes payable                                                (74,335)             (336,007)
Minority interest net income                                                    (301,241)             (200,526)

                                                                           ---------------       --------------

NET CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES                      2,870,466            (1,864,928)
                                                                           ===============       ==============


                      The accompanying notes 1 to 30
        are an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                       AS OF DECEMBER 31, 2003 AND 2002

NOTE 1 - REGISTRATION IN THE SECURITIES REGISTRY

          The Parent Company is registered in the Securities Registry under No. 0350 and is overseen by the Superintendency of Securities and Insurance.

          Subsidiary Chilesat S.A. is registered in the Securities Registry under No. 0487 and is overseen by the Superintendency of Securities and Insurance.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     a)   Accounting period

          These financial statements cover the period from January 1, to December 31, 2003 and 2002.

     b)   Basis of preparation

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile issued by the Chilean Association of Accountants, and with standards set forth by the Superintendency of Securities and Insurance. Should there be discrepancies between them, the standards set forth by the Superintendency of Securities and Insurance shall prevail.

     c)   Basis of presentations

         For comparison purposes, the figures in the financial statements as of December 31, 2002, were price-level restated by the percentage of the variation in the CPI for the year, which was 1.0%. In addition, certain balances of 2002 have been reclassified for comparative purposes.

     d)   Basis of consolidation

         These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. The amounts and effects of transactions between consolidated companies have been eliminated and the participation of the minority shareholders has been recognized under "minority interest". The subsidiaries included in consolidation are as follows:


                                                                 Participation percentage
                                                     -------------------------------------------------
                                                                     2003                         2003
                                                     -----------------------------------
   TAXPAYER No.    Company Name                      Direct        Indirect        Total         Total
   ------------    ------------                      ------        --------        -----         -----

   88.381.200-K    Chilesat S.A.                     99.9997            -          99.9997       99.9900
   95.714.000-9    Chilesat Servicios
                   Empresariales S.A.                99.9900            -          99.9900       99.9900
   96.628.790-K    Texcom S.A.                       98.4432            -          98.4432       98.4432
      Panama       Landana Properties Inc.           100.0000           -         100.0000      100.0000
   Islas Caiman    Telex Chile Overseas Ltd.         100.0000           -         100.0000      100.0000
   96.756.140-1    Telsys S.A.                       99.9997         0.0003       100.0000      100.0000
   96.928.370-0    Net-Chile S.A.                    99.0000         1.0000       100.0000      100.0000


As of December 31, 2003 and 2002 the consolidated financial statements include the assets and liabilities of the following foreign subsidiaries of Texcom S.A.

                                                                Participation percentage
                                                      -------------------------------------------------
                                                                     2003                         2002
                                                      -----------------------------------
    TAXPAYER No.            Company Name              Direct        Indirect        Total         Total
    ------------            ------------              ------        --------        -----         -----

      U.S.A.       Alliston Properties Inc.             -            98.4432       98.4432       98.4432
      Panama       Kroll S.A.                           -            98.4432       98.4432       98.4432
      U.S.A.       Telecom. Investments Joint           -
                   Venture                                           88.5989       88.5989       88.5989
      U.S.A.       NACS Communications Inc.             -               -             -          88.5989
       Peru        Perusat S.A.                         -            93.6687       93.6687       93.6687



As of December 31, 2003 and 2002 the consolidated financial statements include the assets and liabilities of the following subsidiaries of Telsys S.A.

                                                                   Participation percentage
                                                            --------------------------------------------------
                                                                            2003                         2002
                                                            ------------------------------------
    TAXPAYER No.            Company Name                    Direct         Indirect        Total         Total
    ------------            ------------                    ------         --------        -----         -----
   96.969.270-8    Inversiones Proventus S.A.               55.0000           -           55.0000          -
   96.937.100-6    Gestion Integral de Clientes S.S.         0.0100         54.9900       55.0000          -



Additional information:

NACS Communications Inc.:

On May 1, 2003 the company decided to discontinue operations in the United States market. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, has decided to liquidate under Chapter VII of the US legislation.

Chilesat S.A.:

On January 6, 2003 Chilesat Corp S.A. increased the capital of Chilesat S.A. in the amount of ThCh$ 43,440,234 (historic value) equivalent to 246,427,469 shares, by capitalizing the loan against the latter.

Inversiones Proventus S.A.:

On September 14, 2002, Telsys S.A. acquired 55% of the shares of Inversiones Proventus S.A. for ThCh$ 502,721 (historical value), equivalent to 55,000 shares that were subscribed and fully paid by Telsys S.A., generating goodwill of ThCh$ 290,807.

Cash flows and income statements relates only to 4 months for 2002.

Gestion Integral de Clientes S.A.:

On September 14, 2002, Telsys S.A. acquired 0.01% of the shares of Gestion Integral de Clientes S.A. for ThCh$ 91 (historical value), equivalent to 1 share, which was fully paid by Telsys S.A., generating goodwill of ThCh$ 59.

Cash flows and income statements relates only to 4 months for 2002.

Colomsat S.A.

On May 10, 2002, the Superintendency of Securities and Insurance authorized the non-consolidation of subsidiary Colomsat S.A. as of the quarterly financial statements as of March 31, 2002. Therefore the consolidated financial statements as of December 31, 2003 and 2002, do not include the assets and liabilities of subsidiary Colomsat S.A. as per the following detail for the year 2003:

     Summarized Balance Sheet:

                                2003                                         2003
                               ThCh$                                        ThCh$

Current assets                  422,786       Current liabilities           975,613
Prop. plant & equipment       5,134,589       Long-term liabilities       8,991,913
Other assets                  2,834,206       Shareholders' equity      (1,575,945)
                              ---------                                 ----------

                                              Total liabilities and
Total assets                  8,391,581          shareholders' equity     8,391,581
                              =========                                   =========

The Company finished a restructuring process under Law 550. The first stage of that procedure concluded with the determination of rights and credits, which occurred on February 21, 2002 and the second stage, which was the period for approval of the agreement concluded favorably on June 21, 2002 with the favorable vote of 87.35% of the Company's creditors. Banco Sudameris which owns 5.85% of the votes was the only creditor that voted against. Therefore, the Company must focus on implementing the approved process, the conditions of which are summarized below:

The contemplated reorganization strategy, begins with the intention of the current shareholders of the Company to sell it in the medium term to a strategic investor. For this purpose, the current loans will be novated for Risk Bonds which are securities convertible in shares of the Company, in order to add value to the company and, in consequence obtain a higher selling price for the Company. The creditors that selected capitalization would recover their loans through the sale of their participation in the company.

On May 10, 2002, the Superintendency of Securities and Insurance authorized the non-consolidation of subsidiary Colomsat S.A. beginning with their quarterly financial statements as of March 31, 2002.

Sale of Colomsat S.A.:

The subsidiary in Colombia, Colomsat S.A., is currently subject to a restructuring agreement in conformity to the Colombian Law No. 550, which records long-term liabilities amounting to US$ 15.9 million.

By virtue of this agreement, which was finally approved on June 20, 2002, all debts overdue prior to October 21, 2001 were restructured, establishing that the debt will be settled through a unique payment within 25 years as from the date of the approval of the agreement; i.e., on June 20, 2027, except for the debt restructured with DIAN (Colombian Office for Taxes and Customs) which should be paid during a period of five years through monthly installments.

This restructuring agreement also established the option that any creditor is able to choose, during the 15 following days, whether they wish to transform debt into risk bonds convertible into shares in order to ensure the recovery of the amounts owed by the Company in the event that the company is sold before the 25-year period.

Colomsat is obliged to comply with all the provisions of Law No. 550, which, among others require, the formation of a Surveillance Committee to oversee the development of the operations, a prohibition to maintain short-term liabilities overdue for more than 90 days, as well as other administrative and financial restrictions. In addition, the agreement entered with the creditors establishes that the Company is unable to sale the assets, assume new debt, enter any agreements with related companies, and other significant restrictions, without a prior approval by the Surveillance Committee.

Upon entering the restructuring agreement, certain activities were performed to sell the Company or bringing a new partner which provides new capital. This process that attracted certain interested prospective investors who visited the data room beginning on January 2003. However, no offer was presented for the Company's total amount.

Notwithstanding the foregoing, on December 16, 2003, a Memorandum of Understanding (MOU) was entered with the current General Manager of Colomsat, Mr. Elias Fadul, and the advisor Mr. Julian Gonzalez, through which they agreed to acquire all the Company's shares, risk bonds from the respective sellers and debts included in the restructuring agreement.

As a result of that indicated in the preceding paragraph, on March 26, 2004, Mr. Fadul and Mr. Gonzalez acquired 100% of the Company's shares and the risk bonds from the respective sellers as well as debts resulting from the restructuring agreement for a total sum of US$ 396,901.30 plus 60% of the price that these purchasers receive in the event that the Company is sold prior to December 31, 2004.

This sale transaction was performed and informed by the Surveillance Committee and the Company's Sales Committee. The shareholders were also informed in order to exercise their legitimate preference and bondholder right. Consequently, the sale process has been completed with full transparency.

There are other agreements which are additional to the sale. Specifically, a telecommunication service agreement between Chilesat and Colomsat for the first occurring between the completion of a total of US$ 150,000 (US$20,000 being the maximum monthly amount) or up to December 31, 2004. Through this agreement Chilesat provides Colomsat with the traffic termination service. Likewise, a transaction agreement was entered in which the purchasers waive unconditionally and irrevocable their right to present any type of claim against the sellers for any event, except for their responsibility for the credit that the Company owes MICL for a total amount of US$64,610, only provided that a formal claim is filed on or prior to December 31, 2004. As compensation for the above-mentioned waiver, the sellers paid the sum of US$ 396,901.30.

     e)   Price-level restatement

          The consolidated financial statements have been restated as per price-level restatement regulations in accordance with generally accepted accounting principles in Chile, in order to recognize the effects of changes in the purchasing power of the currency during the respective years. The accumulated variation in the CPI for the years ended as of December 31, 2003 and 2002, was 1.0% and 3.0%, respectively.

     f)   Basis of conversion

          At each year-end assets and liabilities in foreign currency and in unidades de fomento have been converted to Chilean pesos based on the following exchange rates:

                                             Ch$ per unit
                                      ----------------------------
                                         2003              2002
                                      ----------        ----------
Unidad de fomento                     16,920.00         16,744.12
United States dollar                     593.80            718.61

     g)   Time deposits

          Investments in time deposits include principal plus readjustments and accrued interest at each year-end.

     h)   Marketable securities

          Marketable securities include various investments, valued as follows:

          - Shares: At price-level restated acquisition cost or market value of the portfolio at each year-end, whichever is less.

          - Mutual funds: At the value of the respective unit at each year-end.

     i)   Allowance for doubtful accounts

          An allowance for doubtful accounts has been established as of each year-end, considering balances that are deemed to be of doubtful recovery on the basis of the age of the respective accounts receivable. As of December 31 of each year, subsidiary Chilesat S.A. has a global provision considering the historical uncollectibility rate recorded by that Company.

     j)   Other current assets

          Other current assets include investments in securities with repurchase agreements, valued at cost plus interest as of each year-end, in addition to securities in guarantee.

     k)   Property, plant and equipment

          Property, plant and equipment are presented at price-level restated cost, which includes real construction and financing costs incurred by the companies until the assets are in condition to be used, applying the average real rate of financing cost.

          Property, plant and equipment maintenance, carried out in order to keep the assets operating normally, is charged to income in the period in which they are incurred.

     l)   Depreciation of property, plant and equipment

          Depreciation has been calculated using the straight-line method based on the remaining useful lives of the assets. The depreciation charge for the year is ThCh$ 11,313,147 (ThCh$ 12,433,229 in 2002).
     m)   Leased assets

          Property, plant and equipment acquired under a financial lease are recorded at the current value of the contract, which is established discounting the value of periodic installments and the purchase option at the implicit interest rate of the respective contract. The respective obligation is presented in the short and long-term portion of notes payable net of deferred interest.

     n)   Investments in related companies

          Investments in related companies have been valued using the Equity method, recognizing participation in income on an accrual basis. Foreign investments have been valued applying the valuation methodology defined in Technical Bulletin No. 64 of the Chilean Association of Accountants. Those investments have been translated in accordance with accounting principles used in Chile and are controlled in United States dollars, in accordance with the mentioned bulletin.

     o)   Accumulated deficit in development period of subsidiaries

          In compliance with instructions from the Superintendency of Securities and Insurance, disbursements and obligations originating during the organization and startup stage of subsidiaries, not assignable to the cost of intangible or nominal assets, are presented reducing the shareholders' equity of each subsidiary.

          The accumulated deficit development period generated by subsidiaries has been recognized proportionately on the basis of the financial statements of the issuer, with a charge to the Parent Company's shareholders' equity.

     p)   Investment in other companies

          Investments in other companies are presented at price-level restated acquisition cost.

     q)   Goodwill

          Goodwill represents the difference between the acquisition value of shares of companies and the equity value of that investment as of the purchase date. Amortization periods are determined considering factors such as past or projected financial net income or losses, operating cash flows and other relevant aspects, over a maximum amortization period of 20 years.

     r)   Income tax and deferred income tax

          Income tax is determined on the basis of net taxable income determined in accordance with the Income Tax Law.

          As of January 2000, deferred income taxes are recorded in accordance with Circular No. 1.466 of January 27, 2000 issued by the Superintendency of Securities and Insurance, determined on the basis of temporary differences between the tax and accounting base of assets and liabilities, in accordance with Technical Bulletins 60, 68, 69, 71 and 73 of the Chilean Association of Accountants.

          In accordance with accounting principles the future realization of tax benefits for deductible temporary differences or tax losses, depends on the existence of sufficient taxable net income in the future. During 2002, the Parent Company and its subsidiaries restructured their commercial operations, however these are generating tax losses and they are redefining the future tax planning strategy. Due to the above, and in accordance with Technical Bulletin No. 60, the Parent Company and its subsidiaries have established a valuation provision equivalent to 100% of the possible tax benefits originating due to temporary differences and tax losses.

     s)   Staff severance indemnities

          The Parent Company and its subsidiaries have no agreements with employees for payment of staff severance indemnities. Those effectively paid are charged to income for each year.

     t)   Recognition of income

          The Parent Company and its subsidiaries recognize income when services are rendered. The Parent Company and its subsidiaries record both invoices receivable and the amount of services rendered and not invoiced under "trade accounts receivable".

          Income generated from the sale of prepayment cards are recognized as income in the month when the traffic is used or in which the card expires, whichever comes first. The unused traffic to which the activated cards have a right to is shown as deferred income in current liabilities (see Note 17).

     u)   Recording of long distance traffic

          International long distance service

          Income from subscribers

          Income from international telephone service subscribers is recognized on an accrual basis. Services rendered and not invoices in each year are included under "trade accounts receivable".

          International traffic exchange

          Subsidiary Chilesat S.A. has signed agreements with foreign correspondents which establish the conditions under which international long distance traffic is sent and received. Under these agreements, the Company must receive international traffic from each foreign correspondent in the same proportion in which the Company participates in total international traffic sent to that correspondent from Chile. Net traffic exchanges are charged or paid on the basis of the rates established in the respective agreements.

          National long distance service:

          National long distance income is recognized on the basis of calls made and measured at the exchange plants, based on the agreed upon or current rates for each service. Calls made and not invoiced are included in "trade accounts receivable".

     v)   Computer software

          The Company only has computer software purchased from third parties and their cost is amortized over a maximum of 4 years.

     w)   Research and development expenses

          The Parent Company and its subsidiaries have had no research and development costs for special projects or studies. Should this situation occur in the future, those costs must be charged to income in the period that they are incurred.

     x)   Statement of cash flows

          In accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants and Circulare 1312 of the Superintendency of Securities and Insurance, the Company has considered as cash equivalents all investments made as part of the normal management of cash surpluses maturing in less than 90 days.

          "Cash flows from operating activities" includes all cash flows related to the Company's line of business, including interest paid and financial income. It should be noted that the operating concept used in these financial statement is much broader than that used in the statement of income.

          As of December 31, 2003 and 2002, the detail of cash and cash equivalents is as follows:

                                                      2003              2002
                                                     ThCh$             ThCh$

Cash                                               1,358,898           874,903
Time deposits                                        287,281            92,460
Mutual funds units                                         -           327,261
Purchase operations with sale-back agreement         912,322                 -
                                                 ------------     ------------

TOTAL                                              2,558,501         1,294,624
                                                 ============     ============


The difference of ThCh$ 325,248 between the final balance of cash and cash equivalents as at December 2002 and the beginning balance of cash and cash equivalents as at December 2003, mainly relates to the fact that the subsidiary of Texcom S.A., Nacs Communications Inc. is not included in consolidation.

Other credits to income which do not affect cash flows amounting to ThCh$ 5,110,511 relates to the exclusion from consolidation of the subsidiary of Texcom S.A., Nacs Communications Inc.


NOTE 3 - ACCOUNTING CHANGES

     During the year ended as of December 31, 2003, there were no changes in the accounting principles used in relation to the previous year which could significantly affect the interpretation of these financial statements.

NOTE 4 - MARKETABLE SECURITIES

     The breakdown of marketable securities as of December 31, 2003 and 2002 is as follows:

                           Securities                  Book Value
                                                2003                 2002
                                               ThCh$                ThCh$

Shares                                         4,252                 3,529
Mutual fund units                                  -               327,261
                                            ---------            ---------

Total marketable securities                    4,252               330,790
                                            =========            =========

NOTE 5 - SHORT-TERM RECEIVABLES

     The breakdown of short-term receivables as of December 31, 2003 and 2002 is as follows:


                                                        Current
                          --------------------------------------------------------------------------
                                                   Over 90 days
    DESCRIPTION          Up to 90 days            up to 1 year         Subtotal   Total Current (net)          Long-term
----------------------   -----------------       -----------------    ----------  -------------------      -----------------
                          2003      2002           2003      2002        2003       2003       2002           2003      2002
                          ThCh$     ThCh$         ThCh$      ThCh$      ThCh$       ThCh$     ThCh$          ThCh$     ThCh$
                          -----     -----         -----      -----      -----       -----     -----          -----     -----
Trade accounts
  receivable             11,327,594 10,998,711    254,674   236,195    11,582,268  6,035,569  6,203,798        --         --
Allowance for doubtful
  accounts                    --         --            --        --    5,546,699
Notes receivable          1,707,439  2,003,914     13,653    79,883    1,721,092     146,096    515,512        --         --
Allowance for doubtful
  accounts                    --         --            --        --    1,574,996
Other receivables         1,275,618  1,564,606         --    15,160    1,275,618   1,275,618  1,579,766        --         --
Allowance for doubtful
  accounts                    --         --            --        --         --           --
                                                                                       Total long-term         --         --
                                                                                         receivables          ==============


                   Breakdown of Short-term Receivables

a) Trade accounts receivable

                                                      2003                                2002
                                           --------------------------         -------------------------
                                              M$                %                 M$                %
                                           ----------      ----------         -----------      --------
National customers (1)                     11,327,594                         10,998,711
Allowance for doubtful accounts (2)        (5,546,699)                        (5,031,108)
                                           ----------                         ----------

Subtotal                                    5,780,895          95.78%          5,967,603          96.19%

Foreign customers (correspondents)            254,674                            236,195
Allowance for doubtful accounts                    --                                 --
                                           ----------                         ----------

Subtotal                                      254,674           4.22%            236,195           3.81%
                                           ----------       --------          ----------        --------

         Total                              6,035,569         100.00%          6,203,798          100.00%
                                           ==========       ========          ==========        ========


(1)  These national customers include ThCh$ 3,294,320 (ThCh$ 3,165,101 in
     2002) for traffic to be invoiced

(2)  Evolution of bad debts

                                                              ThCh$
                                                           ----------
     Balances as of December 31, 2002                       5,031,108

     Deconsolidation of  Nacs Communications Inc.            (608,555)

     Increase in 2003                                       1,124,146
                                                           ----------

     Balance as of December 31, 2003                        5,546,699
                                                           ==========

b)   Notes receivable

                                                      2003                              2002
                                          --------------------------       ---------------------------
                                             ThCh$              %              ThCh$              %
                                          ----------      ---------        -----------       ---------
Checks to be cashed                          373,039                           375,415
Allowance for doubtful accounts             (339,834)                         (333,485)
                                          ----------                        ----------

Subtotal                                      33,205          22.73%            41,930            8.13%

Promissory notes to be cashed              1,348,053                         1,373,927
Allowance for doubtful accounts           (1,235,162)                       (1,234,800)
                                          ----------                        ----------

Subtotal                                     112,891          77.27%           139,127           26.99%

Other notes to be cashed                          --                           334,455
Allowance for doubtful accounts                   --                                --
                                          ----------                        ----------

Subtotal                                          --              --           334,455           64.88%
                                          ----------       ---------        ----------       ---------


         Total                               146,096         100.00%           515,512          100.00%
                                          ==========       ========         ==========       =========


c) Other receivables

                                                  2003                                2002
                                     ----------------------------         ---------------------------
                                        ThCh$                %               ThCh$               %
                                     ----------        ---------          ----------        ---------
Collections entities                  1,178,405            92.38%          1,143,383           72.38%
Prepaid to suppliers                     44,101             3.46%            255,006           16.14%
Other receivables                        53,112             4.16%            181,377           11.48%
                                     ----------         --------          ----------        --------

         Total                        1,275,618           100.00%          1,579,766          100.00%
                                     ==========         ========          ==========        ========

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

     a)   Notes and accounts receivable from and payable to related entities

          As of December 31, 2003 and 2002, the balances are as follows:

          NOTES AND ACCOUNTS RECEIVABLE


Taxpayer No.          Company                      Short-term                       Long-term
------------          -------               ------------------------        -------------------------
                                               2003            2002            2003            2002
                                               ThCh$           ThCh$           ThCh$           ThCh$
                                               -----           -----           -----           -----

Colombia          Colomsat S.A.                    --         107,480              --       1,133,267
96.928.370-0      Net-Chile S.A.                   --          18,945              --              --
96.819.710-K      Texcom Chile S.A.                --              --          72,302          88,374
                                            ---------       ---------       ---------       ---------

    Total                                          --         126,425          72,302       1,221,641
                                            =========       =========       =========       =========

     NOTES AND ACCOUNTS PAYABLE

                     Long-term                                  Long-term                Long-term
------------------------------------------------          -------------------       ------------------
                                                            2003         2002        2003         2002
                                                           ThCh$        ThCh$        ThCh$       ThCh$
                                                          -------      ------       ------       -----


  USA          Melbourne International
                 Communications  Ltd.                        --         27,778         --          --

77.180.410-1   Inversiones Dona Candelaria Cia.Ltda.       5,735         5,792         --          --
                                                           -----        -----        ----        ----

  Total                                                    5,735        33,570         --          --
                                                           =====        ======       ====        ====

     2003 concepts and conditions:

          Inversiones Dona Candelaria Cia. Ltda.
          Concept: Current account transfer.
          Conditions: Short-term

          Texcom Chile S.A.:
          Concept: Equipment sale.
          Conditions: Collection is related to realization of the asset.

b)     Transactions with related parties

         During the years ended as of December 31, 2003 and 2002, the Parent Company and its subsidiaries have made the following significant transactions with related parties, which correspond to operations in the line of business and which have been carried out under prevailing market conditions:

                                         Nature of       Transaction
        Company         Taxpayer No.    relationship      description                     2003                    2002
        -------         ------------    ------------      -----------           ------------------------    ----------------------
                                                                                         Effect on                      Effect on
                                                                                          income                        income
                                                                                Amount   (Charge)/credit     Amount  (Charge)/credit
                                                                                 ThCh$    ThCh$              ThCh$       ThCh$
                                                                                 -----    --------------     ------  --------------

Asesorias e
 Inversiones Santa
 Teresa S.A. (1)        79.501.020-3 Common shareholder  Services received          --         --            27,472       (27,472)



Bell Technologies S.A.  96.847.780-3 Director            Property, plant and  1,140,128        --                --            --
                                                         equipment purchase

                                                        Billing to
                                                         Chilexpress S.A.          --          --           363,656       308,182
Chilexpress S.A. (1)    96.756.430-3 Common             Billing from
                                     Directors &         Chilexpress S.A.          --          --             1,462        (1,240)
                                     Shareholders       Rental of
                                                         delivered
                                                         real estate               --          --            17,630        17,630
                                                        Courier
                                                         services                  --          --            14,196       (12,030)
                                                        Agreement
                                                         interest                  --          --            39,367        33,361

                                                        Correspondent
                                                         services
Colomsat S.A.           Colombia     Common Directors &  provided             159,111     159,111             1,046         1,046
                                     Shareholders       Correspondent
                                                        services
                                                        received                  --          --            31,884       (31,884)
                                                        Current
                                                         account
                                                         interest                  --          --             1,271         1,271

                                                        Property,
                                                         plant and
Comercial Siglo XXI                                      equipment
 S.A.                   96.874.030-K Common Directors    purchase                 355          --                --            --
                                                        Services
                                                         provided             149,764     126,647                --            --

Gestion y Servicio                                      Services
 Externo Ltda. (1)      77.540.250-4 Executive of        received                  --           --          380,589       (322,533)
                                     related company

Inversiones y                                           Services
 Asesorias S.A. (1)     96.872.680-3 Executive           received                  --           --           15,229        (15,229)

Inversiones y
 Asesorias Spiridon                  Common Director    Services
 Ltda.  (1)             78.308.470-8  and Partner        received                  --            --           66,474        (66,474)

Inversiones Dona                     Shareholder of     Services
 Candelaria Cia. Ltda.  77.180.410-1  subsidiary         received               8,262        (6,232)              --            --

Inversiones E.I.G.                   Shareholder of     Services
 Cia. Ltda.             77.633.480-4  subsidiary         received               5,164        (3,895)              --            --

Inversiones RLM Cia.                 Shareholder of     Services
 Ltda.                  78.429.140-5  subsidiary         received              12,395        (9,350)              --            --

Jadresic y Consultores                                  Services
 Asociados Ltda.        77.252.740-3 Director            received              28,576       (28,576)           7,419         (7,419)

Melbourne                                               Services
 International                       Common Director     provided
 Communications Ltd.    USA           and Shareholders  Correspondent             --             --          387,216       387,216
                                                         services
                                                         provided
                                                        Correspondent             --             --          997,364       997,364
                                                         services
                                                         received
                                                                                  --             --        1,135,320    (1,135,320)

                                                        Correspondent
NACS Communications                  Common Director     services
 Inc.                   USA           and Shareholders   received             20,423        (20,423)              --            --

                                     Common Director
Sinergy Inversiones                   and shareholders  Services
 S.A.                   96.972.010-8  of subsid.         received             36,800        (31,131)              --            --

                                                        Current
Telecomunicaciones de                Common Director     account
 Chile S.A. (1)         95.017.000-K  and Shareholders   interest                 --             --            20,996       20,996
                                                        El Salto rental           --             --           541,459     (541,459)
                                                        El Salto lease            --             --           136,963          --
                                                        Payments to
                                                         suppliers                --             --           567,115          --
                                                        Advance
                                                         termination
                                                         of El Salto
                                                         lease                    --             --         1,899,697     (284,261)


(1)  As of 2002 this company ceased being a related company.

NOTE 7 -INCOME TAX AND DEFERRED INCOME TAX

a) Income tax

   As of December 31, 2003 and 2002 the Parent Company and subsidiaries indicated have not established a First Category Income Tax provision since each of them has tax losses, as per the following detail:

                                                   2003               2002
                                                   ThCh$              ThCh$

Chilesat Corp S.A.                              43,610,844         36,337,284
Chilesat S.A.                                   32,629,259         35,664,799
Chilesat Servicios Empresariales S.A.            8,448,959          7,948,660
Texcom S.A.                                      2,614,776            331,308
Telsys S.A.                                        396,360             18,865
Net-Chile S.A.                                     154,897                 --
Inversiones Proventus S.A.                           4,590              1,764
Gestion Integral de Clientes S.A.                1,200,793            545,078
Perusat S.A.                                     1,051,053            418,953
Alliston Properties Inc.                         1,596,791            101,611

   Recoverable taxes shown in this item are as follows:

                                                     2003              2002
                                                     ThCh$             ThCh$

VAT credit                                          829,510           496,398
VAT credit (Peru)                                   104,337           105,116
Absorbed net income credit                            5,230             2,847
Monthly prepaid tax installments (Peru)              13,574            15,106
Monthly prepaid tax installments
  and other credits                                  72,340            68,419
Article 21 Single Tax                               (12,254)          (14,073)
                                                 ----------        ----------

Recoverable taxes                                 1,012,737           673,813
                                                 ==========        ==========

         In the Parent Company, the provision for Article 21 Single Tax is shown under "current liabilities" under "2003 and 2002 income tax" as per the following details:

                                                      2003               2002
                                                      ThCh$              ThCh$

Article 21 Single Tax                                 3,366             4,024
Monthly prepaid tax installments
  and other credits                                    (667)             (657)
  Income Tax (USA)                                    1,351                --
                                                    -------           -------

  Income Tax                                          4,050             3,367
                                                    =======           =======

   The Income Tax charge to income for the year is as follows:

                                                      2003              2,002
                                                      ThCh$             ThCh$
Income tax

Alliston Properties Inc.                               1,351               --

Article 21 Single Tax

Chilesat Corp S.A.                                     3,366            4,074
Chilesat S.A.                                          8,328           10,678
Chilesat Servicios Empresariales S.A.                  2,469            2,379
Telsys S.A.                                            1,111            2,398
Gestion Integral de Clientes S.A.                        346               --
                                                    --------         --------

Total charge to income                                16,971           19,529
                                                    ========         ========

   As of December 31, 2003, the Parent Company has no taxable retained earnings susceptible to being distributed to shareholders.

b) Deferred taxes

   Deferred taxes accumulated as of December 31, 2003 and 2002, are summarized as follows:


                                       2003                                         2002
                   --------------------------------------------  -------------------------------------------
                                             Deferred Tax                                  Deferred Tax
Description         Deferred Tax Assets      Liabilities         Deferred Tax Assets        Liabilities
-----------        --------------------  ---------------------  ---------------------  ---------------------
                   Short-term  Long-term  Short-term  Long-term  Short-term  Long-term  Short-term  Long-term
                     ThCh$       ThCh$       ThCh$      ThCh$      ThCh$       ThCh$      ThCh$        ThCh$
                   ----------  ---------   ---------  ---------  ----------  ---------  ----------  ---------
Temporary
 Differences
Allowance for
 doubtful accounts    896,602   1,090,393        --          --    693,469      714,483        --         --
Deferred income       251,572     597,983        --          --    289,414      760,081        --         --
Vacation accrual       73,933         730        --          --     76,818          918        --         --
Tax losses                --   15,688,526        --          --         --   13,740,913        --         --
Property, plant
 and equipment
 depreciation             760       7,050    141,688   1,313,831        --          --     179,222   1,661,871
Leased assets             --          --     248,766   2,050,438        --          --     226,055   1,861,357
Lease receivables         --          --       4,968         --         --          --         --         --
Lease obligations     153,150   2,051,290        --          --     175,605   2,344,806        --         --
Other provisions       63,592         --      55,426         --     300,286         --       9,278        --
Complementary
 accounts - net of
 accumulated
 amortization        (168,878) (3,464,544)  (463,442) (2,573,445)  (137,182) (3,669,759)  (458,700) (3,338,927)

Valuation
  provision        (1,270,731)(15,971,428)    12,594    (790,824)(1,398,410)(13,891,442)    44,145    (184,301

Total                     --          --         --          --         --          --         --         --
                   ==========  ==========  =========   =========  ========== ==========   ========   =========


c) Composition of Income Tax in the Statement of Income:

               Item                                         2003                2002
               ----                                      -----------        ------------

Common tax expense (tax provision)                           (16,971)           (19,529)
Effect of deferred tax assets or liabilities for the
  year                                                     2,045,933          3,634,319
Effect of amortization of deferred tax assets and
  liabilities complementary accounts                        (587,312)         2,566,682
Effect of deferred tax assets or liabilities due to
  changes in the valuation provision                      (1,458,621)        (6,201,001)
                                                         -----------        -----------

Total                                                        (16,971)           (19,529)
                                                         ===========        ===========

NOTE 8 - OTHER CURRENT ASSETS

   Other current assets as of each year-end are as follows:

                                               2003              2002
                                               ThCh$             ThCh$

Securities in guarantee                        840,342           145,708
Purchase with resale agreement
  transactions (Note 9)                        912,322                --
Others                                          57,683                --
                                             ---------           -------

  Total                                      1,810,347           145,708
                                             =========           =======


NOTE 9 - PURCHASE WITH RESALE AGREEMENT TRANSACTIONS

   2003

                                              Currency   Subscription                                         Market
                                                 of         Value             Final Value    Instrument       Value
Code           Dates            Counterpart    origin       ThCh$      Rate       ThCh$     Identification     ThCh$
----    -------------------     -----------   --------   ------------  ----   -----------  -----------------  -------
        Beginning    End
        ---------    ---

                                Banco
                                Credito e
CRV     Dec.23.03  Jan.7.04     Inversiones    Pesos       180,000     0.20%    180,180    BCP0800907-BCCH    180,096
                                Banco
                                Santander
CRV     Dec.23.03  Jan.7.04     Santiago       Pesos       240,000     0.20%    240,240    BCD0500205-CEN     240,129
                                Banco de
                                Credito e
CRV     Dec.23.03  Jan.7.04     Inversiones    Pesos       294,991     0.20%    295,286    BCP0800907-BCCH    295,148
                                Banco de
                                Credito e
CRV     Dec.23.03  Jan.7.04     Inversiones    Pesos       87,119      0.20%    87,206     BCP0800907-BCCH    87,165
                                Banco de
                                Credito e
CRV     Dec.23.03  Jan.7.04     Inversiones    Pesos       109,725     0.20%    109,835    BCP0800907-BCCH    109,784
                                                           -------              -------                       -------

        Total                                              911,835              912,747                       912,322
                                                           =======              =======                       =======

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

a) The breakdown of property, plant and equipment is as follows:


                                                  2003                                      2002
                                  ---------------------------------------   ---------------------------------------
                                  Gross Value  Accumulated     Net Value    Gross Value  Accumulated    Net Value
                                               Depreciation                              Depreciation
            Item                    ThCh$        ThCh$          ThCh$           ThCh$        ThCh$         ThCh$
-----------------------------     -----------  ------------   -----------   -----------  -------------   ----------

Land                                 471,674            --        471,674       414,548           --        414,548

Buildings and infrastructure
works                             48,734,824    (18,623,956)   30,110,868    48,944,915   (16,053,072)   32,891,843

Machinery and equipment           61,664,732    (40,919,181)  2 0,745,551    59,536,023   (36,277,531)   23,258,492

Other property, plant and
equipment

  Furniture                        2,379,306     (1,859,471)      519,835     2,385,021    (1,953,615)      431,406
  Vehicles                           149,645       (121,893)       27,752       150,703      (108,757)       41,946
  Leased assets                   18,841,644     (5,272,569)   13,569,075    16,524,928    (3,817,391)   12,707,537
  Software                         5,232,896     (4,119,924)    1,112,972     4,368,077    (3,236,430)    1,131,647
  Projects                            93,764        (93,764)          --        231,567      (188,387)       43,180
  Others                             186,468            --        186,468       415,777           --        415,777

    Total other property, plant
      and equipment               26,883,723    (11,467,621)   15,416,102    24,076,073    (9,304,580)   14,771,493
                                  ----------    -----------    ----------    ----------   -----------    ----------

Total property, plant and
  equipment                      137,754,953    (71,010,758)   66,744,195   132,971,559   (61,635,183)   71,336,376
                                 ===========    ===========   ===========   ===========  ============    ==========


b) Depreciation for the year

   The depreciation expense breakdown as of December 31, 2003 and 2002 is as follows:

                                                 2003               2002
                                                 ThCh$              ThCh$

Operating Costs                                10,046,198         10,967,112
Administration and Selling Expenses             1,266,949          1,466,117
                                               ----------         ----------

    Total                                      11,313,147         12,433,229
                                               ==========         ==========

c) Leased assets

   The Company has purchased the following assets under a financial lease:


                                           2003                                        2002
                         ---------------------------------------     --------------------------------------
                         Gross Value   Accumulated     Net Value     Gross Value   Accumulated     Net Value
                                       Depreciation                                Depreciation
Description                 ThCh$         ThCh$          ThCh$          ThCh$          ThCh$          ThCh$
--------------------     -----------   ------------    ---------     -----------   ------------    ---------
Buildings                 1,724,021      (628,503)     1,095,518      1,724,021       (602,053)    1,121,968
Plants and equipment     10,695,272    (3,406,064)     7,289,208      8,418,358     (2,315,685)    6,102,673
Fiber optics network      6,401,213    (1,234,928)     5,166,285      6,382,549       (899,653)    5,482,896
Furniture                    21,138        (3,074)        18,064             --             --            --
                           --------    --------         --------       --------        --------     --------

    Total                18,841,644    (5,272,569)    13,569,075     16,524,928     (3,817,391)   12,707,537
                         ==========    ==========     ==========     ==========    ===========    ==========


   Assets acquired under a financial lease are not legally the property of the Company subsidiary until it exercises the option to purchase, and therefore it cannot freely dispose of them.

   The main financial lease contracts of the Company and its subsidiaries as of December 31, 2003 are as follows:


             Supplier                     Average Duration    Average Balance    Type of Asset
             --------                     ----------------    ---------------    -------------

Cia. de Seguros La Prevision Vida S.A.       25 years          23,6 years       Buildings
Security Leasing                             25 years          23,6 years       Buildings
Entel S.A.                                   20 years          15,0 years       Fiber optics
IBM de Chile S.A.C.                           3 years           1,2 years       Communications equipment
C.I.T. Leasing                                2 years           2,4 years       Communications equipment
Sonda S.A.                                    3 years           0,5 years       Computer equipment
Adexus Chile S.A.                             3 years           0,3 years       Communications equipment
South Hills Datacomm Chile S.A.               3 years           0,6 years       Communications equipment
Coasin Chile S.A.                             3 years           1,0 years       Communications equipment
VideoCorp Ltda.                               3 years           2,6 years       Communications equipment
Citibank                                      3 years           2,8 years       Communications equipment


NOTE 11 - INVESTMENTS IN RELATED COMPANIES

   Investments in related companies are as follows:


                                              Investment
                                    Country     control    Number of  Participation      Company        Income for
Taxpayer No.         Company       of origin   currency      shares    percentage         equity        the year
                                                                      2003     2002     2003   2002     2003      2002
                                                                        %        %      ThCh$  ThCh$    ThCh$     ThCh$
-----------      ---------------   ---------  ----------   ---------  ----     ----     -----  -----    -----     -----

USA              Melbourne
                 International
                 CommunicationS
                 Ltd.

96.928.370-0     Net-Chile           USA          US$          --     19.90    19.90    --  (618,838)    --   (1,592,747)
                 S.A.(1)             Chile         $       1,000,000  100.00  100.00    --   (22,512)    --      (29,233)


                                                                                       Book Value of
Taxpayer No.        Company        Accrued Income     Equity Value   Unearned Income     investment
                                   2003       2002    2003    2002    2003     2002    2003     2002
                                   ThCh$      ThCh$   ThCh$   ThCh$   ThCh$    ThCh$   ThCh$   ThCh$
-----------      ---------------   -----   ---------  ----    -----  -------   -----   -----   -----
USA              Melbourne
                 International
                 Communications
                 Ltd.
96.928.370-0     Net-Chile          --     (316,956)   --       --     --       --       --     --
                 S.A.(1)            --         --      --       --     --       --       --     --
                                   ------  ---------  -----   -----  ------    -----   -----   ----

Total                                                  --       --     --       --       --     --
                                                      =====   =====  ======    =====   =====   ====

(1) This Company consolidates because it began operating as of 2003.


NOTE 12 - GOODWILL

   The breakdown of goodwill is as follows:

                                                               2003                       2002
                                                     ------------------------    ----------------------
                                                       Amount        Goodwill      Amount      Goodwill
                                                      amortized       balance     amortized     balance
                                                     in the year                 in the year
  Taxpayer No.             Company                      ThCh$          ThCh$        ThCh$        ThCh$
--------------   --------------------------------    -----------     ---------   -----------   --------

USA              Telecommunications Investment
                   Joint Venture                        6,103            --         7,473          7,460
96.756.140-1     Telsys S.A.                            6,648        108,607       12,332        115,266
96.969.270-8     Inversiones Proventus S.A.            15,645        292,158        5,025        307,835
96.937.100-6     Gestion Integral de Clientes S.A.      1,712         31,967          629         33,682
                                                      ----------     --------      ------        -------
TOTAL                                                  30,108        432,732       25,459        464,243
                                                      ==========     ========      ======        =======


NOTE 13 - OTHER ASSETS

   The balance of other assets as of December 31, 2003 and 2002 is as follows:

                                                    2003              2002
                                                    ThCh$             ThCh$

Deposits and securities in guarantee                36,001           249,258
Others                                               1,959            23,555
                                                   -------           -------

 Total                                              37,960           272,813
                                                   =======           =======

NOTE 14 - SHORT-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

   The breakdown of short-term obligations with banks and financial institutions, classified by type of currency is as follows:


                                                   TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                  ------------------------------------------------------------------
                   Bank or
                  Financial       United States     Other foreign     Unidades de     Non-adjustable
Taxpayer No.     Institution         dollars         currencies         fomento           pesos             TOTAL
------------     -----------      -------------     -------------    -------------    --------------   --------------
                                  2003     2002     2003     2002    2003     2002     2003    2002     2003     2002
                                  ThCh$   ThCh$    ThCh$    ThCh$    ThCh$   ThCh$    ThCh$    ThCh$   ThCh$    ThCh$
                                  -----   -----    -----    -----    -----   -----    -----    -----   -----    -----

                 Short-term

             Banco Credito
FOREIGN      (Peru) (1)              --       9       --       --       --      --       --       --      --          9

             Total                   --       9       --       --       --      --       --       --      --          9


             Principal owed          --       9       --       --       --      --       --       --      --          9


             Weighted interest
             rate                    --   12.00%      --       --       --      --       --       --




             Short-term portion
             of long-term


             Mortgage
FOREIGN      Payable-Lynch          793     948       --       --       --      --       --       --       793      948
             Mortgage
FOREIGN      Payable-PNC Trust      529     633       --       --       --      --       --       --       529      633
             Mortgage
FOREIGN      Payable-Gober          442     527       --       --       --      --       --       --       442      527
FOREIGN      United-House            --   2,723       --       --       --      --       --       --      --      2,723
97.004.000-5 Banco de Chile          --      --       --       --    447,056  429,298    --       --   447,056  429,298
             Banco Credito e
97.006.000-6 Inversiones             --      --       --       --    207,891  213,348    --       --   207,891  213,348
             Banco Santander
97.036.000-K Santiago                --      --       --       --    190,337   21,683    --       --   190,337   21,683
                                  -----   -----    -----    -----    -------  ------   ----    -----   -------   ------

             Total                1,764   4,831       --       --    845,284  664,329    --       --   847,048  669,160
                                  =====   =====    =====    =====    =======  =======  ====    =====   =======  =======

             Principal owed       1,764   4,831       --       --    663,917  638,553    --       --   665,681  643,384

             Weighted interest
               rate               11.00%  10.38%      --       --       5.44%    5.26%   --       --


         Percentage of obligations in foreign currency:        0.21%

         Percentage of obligations in national currency:      99.79%

(1) These amounts correspond to accounting overdraft


NOTE 15 - LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

   The long-term obligations with banks and financial institutions maintained by the Company as of December 31, 2003 and 2002 are as follows:



                                                                Years to Maturity                               2003       2002
                                          --------------------------------------------------------  ------------------- ----------

                                                                                                      Total               Total
                                Currency                                                           long-term            long-term
                                  or                                                                  as of     Average   as of
                  Bank or        adjust-     More       More     More      More                     financial   annual   financial
                 financial        ment      than 1     than 2   than 3    than 5     More than 10   statement  interest  statement
Taxpayer No     institution      index     up to 2    up to 3  up to 5   up to 10        years        closing     rate    closing
-----------    ---------------- --------  ----------  -------  -------   -------- ---------------- ----------- -------- -----------
                                                                                    Amount   Term
                                            ThCh$       ThCh$   ThCh$     ThCh$      ThCh$   ThCh$   ThCh$         %        ThCh$
                                          ---------   -------  ------    -------  ---------  -----  ---------  --------  ----------

               Banco de la
               Prov. de Buenos
FOREIGN        Aires              $            --         --       --        --     723,658  2017     723,658        --     730,895
FOREIGN        Interbanka A.S.    $            --         --       --        --     723,659  2017     723,659        --     730,895
               Mortgage
FOREIGN        Payable-Lynch      US$        1,709     39,953      --        --         --    --       41,662      11.00     50,853
               Mortgage
FOREIGN        Payable-PNC Trust  US$        1,140     25,990      --        --         --    --       27,130      11.00     33,796
               Mortgage
FOREIGN        Payable-Gober      US$          949     21,663      --        --         --    --       22,612      11.00     28,170
FOREIGN        United-House       US$           --        --       --        --         --    --          --         --     259,556

97.004.000-5   Banco de Chile     U.F.     848,667        --       --        --         --    --      848,667  Tab180+2%  1,272,366
               Banco Credito e
97.006.000-6   Inversiones        U.F.     385,691        --       --        --         --    --      385,691   Tab90+2%    578,247
               Banco Santander
97.036.000-K   Santiago           U.F.      24,935     26,736   59,338   190,322    123,161  2016     424,492      6.90     447,440
               Banco Santander
97.036.000-K   Santiago           U.F.    11,241,597      --       --       --          --    --    1,241,597  Tab180+3%        --
                                          ----------  -------   ------  --------  --------- -----   ---------  --------   ---------

Total                                     12,504,688  114,342   59,338   190,322  1,570,478        14,439,168             4,132,218
                                          ==========  =======   ======  ========  =========        ==========             =========


Percentage of obligations in foreign
currency:                                      0.63%
Percentage of obligations in national
currency:                                     99.37%

NOTE 16 - PROVISIONS AND WRITE-OFFS

a) Provisions for each year are as follows:

                                                      2003             2002
                                                     ThCh$             ThCh$
                                                    -------           -------

Short-term provisions:
  Vacation                                          465,684           487,933
  Severance indemnity (Peru)                         35,926            28,516
  Other provisions                                      226                --
                                                    -------           -------
  Total                                             501,836           516,449
                                                    =======           =======


Long-term provisions:
  Related company current accounts                  703,807         2,204,008
  Negative shareholders' equity from
  investment in related
  companies                                         425,948           543,146
                                                    -------           -------

  Total                                           1,129,755         2,747,154
                                                  =========         =========


b) Provisions that have been reduced from the respective asset accounts:

Trade accounts receivable                         5,546,699         5,031,108
Notes receivable                                  1,574,996         1,568,285
Adjustment of securities to market value              1,533             2,255


c) Write-offs:

Trade accounts receivable and notes receivable     1,253,422        1,984,799
Related company current accounts                   6,661,344        1,269,087
Property, plant and equipment                        244,945          371,009

NOTE 17 - OTHER LONG-TERM LIABILITIES

   The composition of other long-term liabilities as of each year-end is mainly "deferred income" and the details are as follows:


                                                 2003                                      2002
                               --------------------------------------    ---------------------------------------
                                Short-term    Long-term       Total       Short-term    Long-term       Total
                                  ThCh$         ThCh$         ThCh$         ThCh$         ThCh$         ThCh$
                               ----------    ----------    ----------    ----------    ----------    ----------

Telesat S.A. (1)                   41,387       897,031       938,418        41,801       946,121       987,922
Smartcom S.A. (2)                 871,856     3,166,028     4,037,884       871,928     4,036,466     4,908,394
CTC Mundo S.A. (3)                 45,508            --        45,508       137,888        45,963       183,851
                               ----------    ----------    ----------    ----------    ----------    ----------

Subtotal (deferred income)        958,751     4,063,059     5,021,810     1,051,617     5,028,550     6,080,167

Prepayment cards                   20,415            --        20,415        93,398            --        93,398
Others                             13,959        75,582        89,541        51,528       111,323       162,851
                               ----------    ----------    ----------    ----------    ----------    ----------

  Total                           993,125     4,138,641     5,131,766     1,196,543     5,139,873     6,336,416
                               ==========    ==========    ==========    ==========    ==========    ==========


(1) The Parent Company has deferred income arising from a trunking and telecommunication signal transmission means rental agreement with Telesat
     S.A.

(2) On April 21, 1997, subsidiary Chilesat S.A. signed a real right to usage and service contract for the fiber optics network it owns with Chilesat
     Telefonia Personal S.A. (today Smartcom S.A.), with a term of eleven years and six months. That contract was paid through compensation of a loan in favor of Chilesat Telefonia Personal S.A. for the subscription of a capital increase in that company. Income from this service is deferred over the term of the contract.

(3) On June 3, 1998, subsidiary Chilesat S.A. subscribed a preventive and corrective maintenance contract with CTC Mundo S.A. for the cable lines and common elements of the fiber optics owned by that company. Income from this service is deferred over the term of the contract, which is seventy-one months.

NOTE 18 - MINORITY INTEREST

   The minority interest balance corresponds to the recognition of the portion of shareholders' equity of subsidiaries belonging to third parties. Subsidiaries with this minority interest are as follows:

                                                  2003                                         2002
                                 Minority                      Statement      Minority                      Statement
Subsidiary                      percentage       Amount        of income     percentage       Amount        of income
                                     %            ThCh$          ThCh$            %            ThCh$          ThCh$
----------                      ----------       ------        ---------     ----------       ------        ---------

Chilesat S.A.                     0.0003             139              1           0.01            294            631
Chilesat Servicios
  Empresariales S.A.                0.01           2,426             80           0.01          2,507            120
Telecommunications Investment
  Joint Venture                    10.00          57,902         13,261          10.00         86,982        130,359
Inversiones Proventus S.A.         45.00        (186,207)       287,899          45.00        101,693         69,416
                                               ---------       --------                      --------       --------

Total                                           (125,740)       301,241                       191,476        200,526
                                               =========       ========                      ========       ========

NOTE 19 - SHAREHOLDERS' EQUITY

a) Shareholders' equity accounts have had the following movement in the years ended as of December 31, 2003 and 2002:


                                                 Other reserves
                                             -------------------------
                                                         Accumulated
                                                         adjustment
                                              Equity        for       Future                   Deficit        Loss
                    Paid-in     Contributed  changes      conversion dividends   Accumulated  development   for the
Description         capital       Surplus     ADR's       difference  Reserve       losses      period        year        Total
-----------         ----------  -----------  -------     ----------- ---------   -----------  -----------   --------
Movements
                      ThCh$        ThCh$      ThCh$         ThCh$      ThCh$        ThCh$        ThCh$       ThCh$        ThCh$
                    ---------   ----------   -------     ----------- ---------   -----------  ------------  --------     -------

Historical
  balances as of
  January 1, 2002   101,153,178     985,010  (3,947,138)   (364,210)  7,933,064  (80,434,968) (2,184,018) (51,839,576) (28,698,658)
Distribution of
  prior year's
  income                  --            --         --           --   (7,933,064) (46,090,530)  2,184,018   51,839,576          --
Capital increase
  with issuance
  of cash shares     80,336,367         --         --           --        --             --          --           --    80,336,367
Accumulated
  deficit
  development
  period of
  subsidiaries            --            --         --           --        --             --     (28,942)          --       (28,942)
Accum. Adj. For
  convers. Diff.          --            --         --       (44,881)      --             --          --           --       (44,881)
Price-level
  restatement of
  equity              5,234,658      29,551    (118,414)    (10,926)      --      (3,795,766)        --           --     1,339,103

Loss for the year         --            --         --           --        --             --          --   (13,521,096) (13,521,096)
                    -----------   ---------  ----------  ----------   ---------  -----------   ---------   ----------   ----------
Balance as of
December 31, 2002   188,724,203   1,014,561  (4,065,552)   (420,017)      --    (130,321,264)   (28,942)   13,521,096   39,381,893
(Historical)        -----------   ---------  ----------  ----------   ---------  -----------   ---------   ----------   ----------

Balance restated
for comparison
purposes           188,591,445   1,024,706   (4,106,208)   (424,217)       --    (131,624,476)   (29,231)  (13,656,307)  39,775,712
                   -----------   ---------  ----------  ----------   ---------  ------------   ---------   ----------   ----------


                                                         Accumulated
                                                         adjustment
                                              Equity        for       Future                   Deficit        Loss
Description         Paid-in     Contributed  changes      conversion dividends   Accumulated  development   for the
Movement            capital       Surplus     ADR's       difference  Reserve       losses      period        year        Total
-----------        -----------   ----------  -------     ----------- ---------   -----------  -----------   --------
                      ThCh$        ThCh$      ThCh$         ThCh$      ThCh$        ThCh$        ThCh$       ThCh$        ThCh$
                   -----------   ----------  -------     ----------- ---------   -----------  -----------   --------     -------

Historical
  balances as of
  January 1, 2003   186,724,203   1,014,561  (4,065,552)   (420,017)       --   (130,321,264)    (28,942) (13,521,096)  30,381,893
Distribution of
  prior income             --           --         --           --         --    (13,550,038)     28,942   13,521,096          --
Accum. Adj. For
  convers. Diff.          --            --         --       608,407        --            --          --           --       608,407
Price-level
  restatement of
  equity              1,867,242     10,145       40,656     (4,200)      --       (1,438,712)        --           --       393,819

Loss for the year         --            --         --           --        --             --          --    (9,698,277)  (9,698,277)
                    -----------   ---------  ----------  ----------   ---------  -----------   ---------   ----------   ----------
Balances as of
December 31, 2003   188,591,445   1,024,706  (4,106,208)    184,190       --    (145,310,014)        --    (9,698,277)  39,685,842
                    -----------   ---------  ----------  ----------   ---------  -----------   ---------   ----------   -----------


The Extraordinary Shareholders' Meeting held on January 30, 2002 agreed to increase the Company's capital, issuing 7,470,659,529 series A shares and 7,177,692,488 series B shares, with the same placement value for both series of Ch$ 18 per share. After the capitalization process was finished on May 30, 2002, only 4,463,131,538 were subscribed and paid for, for a total value of ThCh$ 80,336,367 (historical value), of which 4,051,796,724 shares are Series A and the remaining 411,334,814 shares belong to series B. Therefore, once the capitalization process was concluded the new capital of the Company is a total of 4,691,058,511 shares, of which 4,168,039,480 shares are Series A and 523,019,031 shares are Series B.

On July 9, 2002, in accordance with the Fifth article of the Company bylaws, the term for the Company's series of shares and their respective preferences expired. As a consequence of the above, the Company's capital is divided into 4,691,058,511 ordinary, registered shares, with the same value and without par value, all of which belong to a single series and have no preference whatsoever.

The Extraordinary Shareholders' Meeting held on July 17, 2002, approved a 10 time decrease in the number of total shares in which the Company's capital was divided, without altering the amount of capital, from 4,691,058,511 ordinary, registered shares of equal value and without par value to 469,105,851 shares with the same characteristics.

The Extraordinary Shareholders' Meeting of the Company, held on September 24, 2003, agreed to increase the stock capital by ThCh$ 16,500,000 represented by 137,500,000 shares of the same characteristics as the existing shares. With the issuance the stock capital would increase to Ch$ 203,224,202.935 divided into 606,605,851 registered shares of a like and single series, without par value, which must be fully subscribed and paid within three years from the date of the Meeting, empowering the Board to issue and place them.

-   Number of shares:
                          No. of shares     No. of shares       No. of shares
         Series            subscribed           paid         with voting rights
    ---------------       -------------     -------------    ------------------

    Single series          469,105,851          469,105,851        469,105,851

-   Capital (amount - ThCh$)

                           Subscribed             Paid-in
          Series            capital               capital
     --------------       ------------         -------------

     Single series         188,591,445          188,591,445

b) Other Reserves

- Shareholders' Equity Changes due to ADRs

                                                     Amount
                                           -------------------------------
Taxpayer No.          Company              for the year    accumulated
                                                ThCh$           ThCh$
-----------        -----------------       ------------    -------------
 94.675.000-K      Chilesat Corp S.A.          --            (4,106,208)
                                             --------        -----------
 Total                                         --            (4,106,208)
                                             ========        ===========

- Adjustment for conversion differences:

                                                    Amount
                                           -------------------------------
Taxpayer No.          Company              for the year    accumulated
                                                ThCh$           ThCh$
-----------        -----------------       ------------    -------------

96.628.790-K          Texcom S.A.            608,407            184,190
Total                                        608,407            184,190
                                             --------         ----------

Total Other Reserves                         608,407         (3,922,018)
                                             ========         ==========

NOTE 20 - OTHER NON-OPERATING INCOME AND EXPENSES

     The breakdown is as follows:

  -  Other non-operating income:

                                                    2003               2002
                                                    ThCh$             ThCh$

Insurance liquidation                               11,422            64,795
Reversal of excess bank interest 2001 (1)             --           1,460,864
Reversal of negative shareholders' equity
  Nacs Communications Inc. (2)                   6,695,185              --
Recovery of uncollectibles                             508               491
Reversal of external advisors accrual              599,584              --
Supplier discount                                   27,318           537,166
Credit for absorbed net income                       5,219             2,847
Net income on sale of foreign subsidiary               --          1,190,789
Others                                             302,272            50,371
                                                 ---------         ---------

         Total                                   7,641,508         3,307,323
                                                 =========         =========

 - Other non-operating expenses:

                                                    2003              2002
                                                    ThCh$             ThCh$

Labor indemnity (2)                                127,819            59,260
Labor indemnity in Chile                           128,962              --
Preventive judicial agreement expenses                --             653,440
Study of new projects                              957,573           203,726
Foreign subsidiary expenses                        148,881         1,195,088
External consulting                                234,501              --
Related company write-off (2)                    6,221,430           404,000
Colomsat S.A. related company write-off            439,913              --
M.I.C.L. Related company write-off                     --             58,064
Property, plant and equipment write-off (2)        244,945              --
Property, plant and equipment write-off                --            371,009
Subsidiary closing expenses (2)                      8,986              --
Trade accounts receivable write-off                 34,537              --
Real estate company restructuring cost                 --            325,243
Casualty materials costs                            40,888            44,067
Single tax Article 59 sub paragraph 4
     (degree) No. 1 (3)                            127,095              --
Others                                             372,972           175,154
                                                 ---------         ---------
         Total                                   9,088,502         3,489,051
                                                 =========         =========

(1) The stated amount is for the accounting reversal of penal interest provisioned, due to the completion of negotiation with financial creditors.

(2) On May 1, 2003 the Company decided to discontinue its operations in the United States market. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, has begun liquidation procedure under Chapter VII of that country's legislation.

(3) The amount paid relates to an additional tax for the capitalization of interest on foreign loans.

NOTE 21 - PRICE-LEVEL RESTATEMENT

    The application of the price-level mechanism is summarized as follows:


                                              Readjustability           2003                 2002
    ASSETS (CHARGES) CREDITS                      Index                ThCh$                ThCh$
    ------------------------                  ---------------          ----                 -----

Current assets:
   Time deposits                                   UF                  28,001                2,655
   Marketable securities                           CPI                    108                  159
   Trade accounts receivable                       CPI                351,900              266,608
   Notes receivable                                UF                     333               16,772
   Notes receivable                                CPI                  1,246                1,799
  Other receivables                                CPI                  1,869                  683
  Other receivables                                UF                      --              (13,049)
  Notes and accounts receivable from
   related companies                               UF                 157,268              459,937
  Notes and accounts receivable from
   related companies                               CPI                102,602              120,129
   Recoverable taxes                               CPI                  5,834               17,219
   Prepaid expenses                                CPI                  3,342              (13,149)
   Prepaid expenses                                UF                   5,040                3,503
   Other current assets                            CPI                     61                  387
   Other current assets                            UF                   1,148               17,078

Property, plant and equipment:                     CPI                684,995             2,359,232

Other assets :
   Investment in related companies                 CPI                     --               98,022
   Goodwill                                        CPI                  4,478               10,272
  Notes and accounts receivable from
   related companies                                UF                     --               92,087
  Notes and accounts receivable from
   related companies                               CPI                296,815              530,644
   Other assets                                    CPI                      3              294,213
   Other assets                                    UF                   2,306              198,744

Expense and cost accounts                          CPI                 (9,760)             882,576
                                                   ---               --------             --------

Total (Charges) Credits                                              1,637,589           5,346,521
                                                                     =========           =========


LIABILITIES - SHAREHOLDER EQUITY          Readjustability              2003                 2002
(CHARGES) CREDITS                              Index                   ThCh$                ThCh$
                                           ---------------             -----                -----

Current liabilities:
   Obligations with banks & financial
institutions                                       UF                 (14,402)              (9,862)
   Obligations with banks & financial
institutions                                       CPI                     --             (506,224)
   Long-term obligations maturing within
one year                                           UF                  (4,504)             (51,870)
   Long-term obligations maturing within
one year                                           CPI                (69,796)            (389,012)
   Accounts payable                                CPI               (188,036)             (62,687)
   Accounts payable                                UF                 (57,306)             (61,108)
   Notes payable                                   CPI                     --               19,493
   Notes payable                                   UF                  (2,289)              (2,165)
   Notes and accounts payable to related
    companies                                      UF                  (1,936)             (32,929)
   Notes and accounts payable to related
    companies                                      CPI               (112,294)            (270,922)
  Other creditors                                  UF                      --                  (19)
   Provisions                                      CPI                 (5,041)             (27,865)
   Income tax                                      CPI                    (52)                 632
   Unearned income                                 CPI                 (8,559)             (22,521)
   Other current liabilities                       CPI                     --                 (464)

Long-term liabilities:
   Long-term obligations with banks &
   financial institutions                          UF                (184,588)             (47,887)
   Long-term obligations with banks &
   financial institutions                          CPI                     --              641,617
  Long-term notes payable                          UF                 (51,354)            (370,088)
  Long-term notes payable                          CPI                (67,957)             (79,442)
   Notes and accounts payable to related
   companies                                       UF                (155,533)            (519,979)
   Notes and accounts payable to related
   companies                                       CPI               (354,958)            (839,675)
   Long-term provision                             CPI               (117,945)            (103,599)
   Other long-term liabilities                     CPI                 (3,834)            (163,534)

Shareholders' equity                               CPI               (393,819)          (1,352,494)

Income statement accounts                          CPI                 18,019             (963,030)
                                                                   ----------           ----------

Total (Charges) credits                                            (1,776,184)          (5,215,634)
                                                                   ==========           ==========

Price-level restatement (loss) net income                            (138,595)             130,887
                                                                   ==========           ==========

NOTE 22 - CONVERSION DIFFERNCES

     The application of the conversion difference mechanism is summarized low:


                                                                      2002                 2003
ASSETS (CHARGES) CREDITS                       Currency               ThCh$                ThCh$
------------------------                       --------               -----                -----

Current Assets:
   Cash                                          Dollar                53,848            (291,201)
   Time deposits                                 Dollar              (123,345)            296,077
   Trade accounts receivable                     Dollar            (1,436,838)            544,217
   Notes receivable                              Dollar                (3,448)              2,010
   Other receivables                             Dollar                53,277             (92,731)
   Notes and accounts receivable from
    related companies                            Dollar            (1,615,852)            (39,661)
   Prepaid expenses                              Dollar                (1,711)              2,998
   Other current assets                          Dollar                    --             (11,889)

Other assets
   Investment in related companies               Dollar              (652,066)            220,467
   Notes and accounts receivable from
    related companies                            Dollar            (4,873,838)          2,592,380
   Other assets                                  Dollar                   272                  --
                                                                   ----------           ---------

Total (Charges) credits                                            (8,599,701)          3,222,667
                                                                   ==========           =========

LIABILITIES - SHAREHOLDERS' EQUITY                                   2002                 2003
(CHARGES) CREDITS                              Currency              ThCh$                ThCh$
                                               --------              -----                -----
Current assets:
   Obligations with banks & financial
     institutions                               US Dollar                 --            1,880,313
   Long-term obligations maturing within
     one year                                   US Dollar             941,998          (1,052,323)
   Accounts payable                             US Dollar           1,903,619            (339,671)
   Notes payable                                US Dollar               5,463            (200,150)
   Notes and accounts payable to related
     companies                                  US Dollar           2,191,914          (1,172,978)
   Provisions                                   US Dollar             108,096            (167,497)
   Other current liabilities                    US Dollar                  --              (2,382)

Long-term liabilities:
   Long-term obligations with banks &
     financial institutions                     US Dollar                  --          (1,199,153)
   Long-term notes payable                      US Dollar             449,414            (253,370)
   Notes and accounts payable to related
     companies                                  US Dollar           4,184,379          (2,214,755)
                                                                    ---------          ----------
Total (Charges) Credits                                             9,784,883          (4,721,966)
                                                                    =========          ==========
Net income (loss) from conversion
  differences                                                       1,185,182          (1,499,299)
                                                                    =========          ==========

NOTE 23 - CONTINGENCIES AND COMMITMENTS

  a) Current contingencies and commitments as of December 31, 2003 are as follows:

  -  Direct guarantees:

                                                                                  Balance pending payments
Guarantee                             Type of                                     as of the closing date of
Creditor            Debtor           guarantee      Compromised assets            the financial statements
---------    ----------------------             -----------------------------     --------------------------
               Name         Rel.                      Type          Book Value        2003         2002
                                                                      ThCh$           ThCh$        ThCh$
             -------   ------------  ---------  ------------------  ----------      --------      -------

Banco de     Chilesat  Subsidiary   Industrial  Telecommunica-            --          593,582     791,595
Credito e     S.A.                  Pledge      tions equipment
Inversiones

Banco de     Chilesat  Subsidiary   Mortgage    Parcel               1,082,597      1,295,723   1,701,664
Chile         S.A.                  and         No. 28,
                                    Industrial  Lo Canas,
                                    Pledge      telecommunica-
                                                tions equipment
                                                and
                                                branches
                                                real
                                                estate.

Entel S.A.   Chilesat  Subsidiary   Pledge      Mutual               3,129,004      5,454,452   6,337,111
             S.A.                               contract
                                                to
                                                finance
                                                construction
                                                of fiber
                                                optics
                                                network.

Banco        Gestion   Subsidiary   Mortgage    Costanera              556,200        452,151     469,123
Santander    Integral                           Pacifico
Santiago     de                                 buildings
             Clientes                           (stores
             S.A                                and
                                                parking)


Guarantee
Creditor            Debtor                                           Guarantee liberated
---------    ----------------------        ---------------------------------------------------------------------------
               Name         Rel.             2004         Assets          2005        Assets      2006      Assets
                                             ThCh$                        ThCh$                   ThCh$
             -------   -----------         --------      -------        --------      -------   --------    -------

Banco de     Chilesat  Subsidiary              --            --            --            --           --    Equipos
Credito e     S.A.
Inversiones

Banco de     Chilesat  Subsidiary              --            --            --            --           --    Propiedadesy
Chile         S.A.                                                                                          Equipos

Entel S.A.   Chilesat  Subsidiary           105,532        Mutuo       115,161         Mutuo     125,670    Mutuo
             S.A.


Banco        Gestion   Subsidiary              --            --            --            --           --       --
Santander    Integral
Santiago     de
             Clientes
             S.A


Chilesat S.A.

On September 23, 2002 Chilesat S.A. granted a commercial pledge to IBM that prohibits the encumbrance or sale of the rights and credits arising from the billing and collections service contract signed with VTR Telefonica S.A., in order to guarantee full and timely payment of all amounts owed or that will be owed of the Lease Contract with Purchase Option. These rights are limited at a maximum amount of US$ 951,619.05 as of December 31, 2003.

On December 29, 2003, Chilesat S.A. became guarantor and solidary codebtor of its subsidiary Chilesat Servicios Empresariales S.A. without limitation whatsoever, in order to guarantee to Servicios Financieros Citibank (Chile) S.A. full and timely compliance of the obligations arising from the lease agreement signed on that date.

In order to guarantee compliance of public proposals, Chilesat S.A. and its subsidiary Chilesat Servicios Empresariales S.A. have granted bank guarantee deposits for ThCh$ 779,665.

Chilesat Corp S.A.

On October 28, 2003, Chilesat Corp S.A. became guarantor and solidary codebtor of an obligation arising from a promissory note signed by subsidiary Chilesat S.A. in favor of Huawei Technologies Investment Co., Ltd. for US$ 673,835.

On February 7, 2003, Chilesat Corp S.A. signed a line of credit agreement with Banco Santander Santiago for the equivalent, in unidades de fomento, of ThUS $ 15,000, which has been fully drawn. The shares owned by Chilesat Corp S.A. of Chilesat S.A. and the concessions of Servicios Intermedios de
Telecomunicaciones de Chilesat S.A. are used as guarantee.

On December 4, 2000 and January 12, 2001, Chilesat Corp S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. with IBM S.A.C., for an amount of US$ 11 million. As of December 31, 2003, US$ 4,507,811.09 of the amount remains outstanding.

Chilesat Servicios Empresariales S.A.

On September 29, 2003, Chilesat Servicios Empresariales S.A. became guaranteed debtor and granted commercial pledge to CIT Leasing Chile Ltda. over all the credits in the Telecommunications Service Agreement with customer Chilexpress S.A. The commercial pledge granted is in order to guarantee full and timely compliance of the obligations assumed by Chilesat S.A. in two Rental Agreements dated September 29, 2003 with CIT Leasing Chile Ltda. This pledge will be limited to the equivalent in pesos of US$ 1,096,263.99.

Telsys S.A.

On September 14, 2002, Telsys S.A. granted a commercial pledge to Inversiones Taormina S.A. on the shares of Inversiones Proventus S.A. the price of which is pending payment. This pledge guarantee will be removed monthly or quarterly as applicable, as the price pending payment is paid and prorated amount paid.

-  Indirect guarantees:

Texcom S.A.

On October 4, 1999, subsidiary Texcom S.A. became guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which as of December 31, 2003 amounted to ThCh$ 488,697. The guarantee was granted by Texcom S.A. three months prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be subject to the outcome of the process of Colomsat S.A.

On May 22, 1997, subsidiary Texcom S.A. provided a guarantee for a loan granted to its subsidiary Colomsat S.A. by Banco Sudameris, which as of December 31, 2003 amounts to ThCh$ 563,516. This guarantee is provided under the same conditions of law 550 described in the previous paragraph. Banco Sudameris presented a complaint against the agreement reached by Colomsat S.A. with its creditors before the Superintendency of Companies of Colombia. This Superintendency rejected such complaint, therefore the bank must restore the guarantee granted by Texcom S.A., which is still pending.

-   Financial restrictions:

-- Due to the loan obtained with Banco Santander Santiago, certain financial restrictions were established which must be met in the Consolidated Financial Statements of Chilesat Corp S.A. and
    Chilesat S.A.:

-- Debt ratio measured with Financial Institutions using the Consolidated Financial Statements of Chilesat Corp S.A., equal to or less than 1.0 times, for quarterly periods until all the debt has been paid.

-- Maintain net tangible shareholders' equity plus minority interest measured using the Consolidated Financial Statements of Chilesat Corp S.A., equal to or more than 2 million Unidades de Fomento, for quarterly periods until total extinction of the debt.

-- EBITDA ratio over net financial expenses measured on the consolidate financial statements of subsidiary Chilesat S.A.
    greater than or equal to 2.5 times.

-- EBITDA measured on the consolidated financial statements of subsidiary Chilesat S.A. equal to or greater than 80% of the loan obtained by Chilesat Corp S.A. from Banco Santander Santiago, measured as of December 31, 2003 until extinction of the debt.

All above-mentioned financial ratios were met except for the net tangible shareholders' equity by Chilesat Corp S.A. and EBITDA by Chilesat S.A. (Consolidated). In respect to the last above-mentioned ratio, the Company had 90 days to comply with these obligations and achieved compliance during February 2004.

On March 29, 2004, Banco Santander postponed until August 17, 2004 the requirement to comply with the financial restriction of maintaining net tangible equity plus minority interest equal to or greater than UF 2,000,000 for quarterly periods up to the total extinction of the debt obligations maintained with this financial institution.

Due to renegotiation of the financial obligations with Banco
Chile, certain financial restrictions were set that the Consolidated Financial Statements of subsidiary Chilesat S.A.
must meet.:

Minimum Consolidated Interest Coverage ratio of 2.5 for quarterly periods as of December 31, 2003 and until the debt is extinguished.

Maximum Consolidated Indebtedness of 1.5 for each quarter, beginning December 31, 2003.

Maximum Consolidated Payback Ratio of 3.0 beginning December 31, 2003
(annual).

The previously described financial ratios were met as of December 31, 2003.

b) Lawsuits

1) In September 2000, Guyana Telephone & Company Co., Ltd. ("GT&T") filed a complaint against Melbourne International Communications Ltd., Wajay Investment Inc., NACS Communications Inc. and Chilesat S.A. before the courts of Florida, USA. In 2002, the Court absolved NACS Communications Inc., however ordered the other three defendants, including Chilesat S.A. to pay a total sum of approximately US$ 3,300,000. This verdict is currently being appealed before the Circuit 11 State Appeals Court of the United States.

    Notwithstanding the above, should GT&T obtain a favorable sentence and try to execute it in respect to Chilesat S.A., the latter could allege lack of jurisdiction of the courts in the United States., Therefore GT&T would not be able to collect should they win.

2) On June 10, 2003, subsidiary Chilesat S.A. was notified of a complaint presented before the State Court of New York by the Ministry of Post Offices and Telecommunications of Cambodia ("Cambodia") against AT&T Corp., Globus S.A. and Chilesat S.A. In this complaint, Cambodia demands from all the defendants as a group, payment of 8 million dollars, plus interest and legal costs, for alleged failure to pay the accounting rates charged by Cambodia for traffic of calls ended in that country and which had not been declared.

    Subsequently, AT&T Corp. reached an agreement with Cambodia, in which the latter ceded to the former part of its alleged litigation rights against Globus S.A. and Chilesat S.A. Therefore we deem that the complaint mentioned in the previous paragraph has concluded.

    Based on the information that the Company has gathered, due to the agreement reached with AT&T Corp., Cambodia filed a new complaint against Globus S.A. and Chilesat S.A., in respect to the rights it reserved for itself, in which it claims from both companies jointly the sum of 7 million dollars (plus interest and costs), for the alleged failure to pay the accounting rates charged by Cambodia for traffic of calls ending in that country. Chilesat S.A. still has not been legally notified and, in any case, the Company believes that the courts which are hearing that process lack jurisdiction. Additionally, the Company believes that the mentioned complaint is unbiased and that any alleged liability of the Company would have prescribed, since the intention is to claim charges for events that occurred before September 1999.

3) On November 21, 1997, Chilesat S.A. and Chilesat Telefonia Personal S.A., today Smartcom S.A., signed an agreement allowing use of the networks and installations of Chilesat S.A. for transmission of traffic signals originated from or ending with subscribers of Smartcom S.A., including data and Internet services ( "the Agreement"), the term of which expires in December 2008. Chilesat S.A. has reached the conviction that the price originally agreed upon has been consumed, and that, for unknown reasons, the obligations that arise from the agreement have become excessively onerous. Therefore, in December 2003 it filed an arbitrary complaint against Smartcom S.A. in which it requests advanced termination of the Agreement, notwithstanding the compensations and/or adjustments determined by the Arbitration Court.

4) Subsidiary Chilesat S.A. is a party in labor lawsuits. Management believes that they will not have a significant effect on the financial statements.

NOTE 24 - NATIONAL AND FOREIGN CURRENCY

   ASSETS

                                                    Amount           Amount
      Description            Currency                2003             2002
                                                     ThCh$            ThCh$
      -----------            --------               ------           ------

Total current assets                               12,849,778      11,036,538
Cash                       Non-adjustable Ch$       1,189,694         299,891
                           US Dollars                 164,142         566,918
                           Other Currencies             5,062           8,094

Time deposits              US Dollars                 287,281          92,460

Marketable securities      Non-adjustable Ch$           4,252         330,790

Trade accounts
  receivable               Non-adjustable Ch$       5,449,963       5,590,190
                           US Dollars                 585,606         613,608

Notes receivable           Adjustable Ch$                --           223,725
                           Non-adjustable Ch$         146,096         181,057
                           US Dollars                    --           110,730

Other receivables          Non-adjustable Ch$       1,235,235       1,377,837
                           US Dollars                  38,179         197,123
                           Other Currencies             2,204           4,806

Notes and accounts
  receivable               Non-adjustable Ch$            --            18,945
  From related companies   US Dollars                    --           107,480

Recoverable taxes          Non-adjustable Ch$         894,826         553,591
                           Other Currencies           117,911         120,222

Prepaid expenses           Adjustable Ch$              25,687             192
                           Non-adjustable Ch$         888,903         309,726
                           US Dollars                   1,469         180,595
                           Other Currencies             2,921           2,850

Other current assets       Adjustable Ch$              76,361         120,042
                           Non-adjustable Ch$       1,724,143          25,666
                           US Dollars                   9,843              --

Total property, plant
  and equipment                                    66,744,195      71,336,376

Land                       Non-adjustable Ch$         345,514         260,089
                           US Dollars                 126,160         154,459

Constructions and          Non-adjustable Ch$      29,950,105      32,313,829
  infrastructure works     US Dollars                 160,763         578,014

Machinery and equipment    Non-adjustable Ch$      20,548,765      22,396,123
                           US Dollars                 196,786         862,369

Other property, plant
  and equipment            Non-adjustable Ch$      15,318,615      14,250,842
                           US Dollars                  97,487         520,651


Total other assets                                    543,299       1,959,001

Investment in other
companies                  Adjustable Ch$                 305             304

Goodwill                   Non-adjustable Ch$         432,732         456,783
                           US Dollars                    --             7,460

Long-term notes and
accounts receivable
  from related companies   US Dollars                  72,302       1,221,641

Other assets               Adjustable Ch$              34,772          11,720
                           Non-adjustable Ch$           3,188           6,228
                           US Dollars                    --           254,865


                           Non-adjustable Ch$      78,132,031      78,371,587
                           US Dollars               1,740,018       5,468,373
                           Other Currencies           128,098         135,972
                           Adjustable Ch$             137,125         355,983

CURRENT LIABILITIES                                 32



 DESCRIPTION         Currency                    Up to 90 days                               90 days to 1 year
 -----------         --------      -----------------------------------------   ------------------------------------------------
                                           2003                  2002                  2003                    2002
                                   --------------------  -------------------   --------------------  --------------------------
                                               Average              Average                 Average                   Average
                                               annual                annual                 annual                     annual
                                              interest              interest                interest                 interest
                                    Amount      rate       Amount     rate      Amount       rate        Amount         rate
                                     ThCh$                  ThCh$                ThCh$                    ThCh$
                                   ---------  ----------  ---------  --------  ---------   ---------   ---------    -----------

Short-term
  obligations
  with banks
  and
  financial
  institutions     US Dollars            --          --          9     12.00%         --          --          --               --

Short-term
  portion of
  obligations      Adjustable Ch$    162,678  Tab 180+3%        --                    --          --          --               --
  with banks       Adjustable Ch$        --          --         --        --      207,891   Tab 90+2%     213,348        Tab 90+2%
  and              Adjustable Ch$        --          --         --        --      447,056  Tab 180+2%     429,298        Tab180+2%
  financial        Adjustable Ch$     10,171       6.90%      5,389     6.90%      17,488       6.90%      16,293            6.90%
  institutions     US Dollars          1,764      11.00%      4,832    10.38%         --          --          --               --

Long-term
  obligations
  maturing
  within a
  year
  - Leasing        Adjustable Ch$    228,365       7.83%    674,482     8.66%     788,439       8.51%     390,661            8.58%
  - Leasing        Non-adjustable
                     Ch$              26,707       9.11%     13,068     8.00%      83,853       9.11%       5,140            8.00%
  - Leasing        US Dollars        559,153       7.96%    700,306     8.43%   1,746,440       7.96%   1,797,752            8.20%
  - Importador     Adjustable
      Fazio S.A.     Ch$              15,347      12.00%      3,589    12.00%         --          --       10,622           12.00%
  - Inv. Taormina
      S.A..
      (Gicsa)      Adjustable Ch$     91,192         --         --        --       15,228         --      35,969            12.00%
  - Telefonica
      CTC
      Chile S.A.   Non-adjustable
                    Ch$               59,080      12.00%     48,371    12.00%      70,268      12.00%     100,470           12.00%
  - Huawei
      Tech.        US Dollars         30,838         --         --        --       92,514         --          --               --
  - Customs
      duties       US Dollars            --          --         --        --      308,446         --          --               --
  - Inv. San
      Fernando
      Ltda.
      (Telrad)     US Dollars            --          --         --        --    2,026,956  Libor 180    2,094,661  Libor 180+1.75%
  - Inv. Taormina                                                                               +1.75%
      S.A.(Telsys) Adjustable Ch$    192,232       6.00%     32,426     6.00%         --          --      123,668            6.00%

Accounts payable   Adjustable Ch$    199,389         --      68,870       --       48,211         --      224,357              --
                (1)Non-adjustable
                    Ch$            6,829,905         --   4,356,927       --       16,169         --          --               --
                (2)US Dollars      4,763,595         --   6,848,022       --    1,372,249         --    1,706,757              --
                   Other
                    Currencies        43,877         --      88,122       --          --          --          --               --

Notes payable      Adjustable Ch$        --          --      23,200       --          --          --          --               --
                   Non-adjustable
                    Ch$               28,138         --      28,418       --          --          --          --               --

Other payables     Non-adjustable
                    Ch$              311,809         --     506,723       --          940         --          770              --

Notes and
  accounts
  payable to
   related         Non-adjustable Ch$    --          --         --        --       5,735          --        5,792              --
  companies        US Dollars            --          --         --        --          --          --       27,778              --

Provisions         Non-adjustable
                    Ch$              113,319         --      37,246       --      339,276         --      433,881              --
                   Other
                    Currencies        49,241         --      45,322       --          --          --          --               --

Withholdings       Non-adjustable
                    Ch$              236,507         --     354,552       --          --          --          --               --
                    Adjustable Ch$    10,491         --       5,644       --          --          --          --               --
                   US Dollars            --          --       1,243       --          --          --          --               --
                   Other
                    Currencies         9,338         --       5,673       --          --          --          --               --

Income tax         Non-adjustable
                    Ch$                  --          --         --        --        2,699         --        3,367              --
                   US Dollars          1,351         --         --        --          --          --          --               --

Unearned Income    Non-adjustable
                    Ch$              282,857         --     407,831       --      710,268         --      788,712              --
                                   ----------             ---------             ---------               ---------

                   US Dollars      5,356,701              7,554,412             5,546,605               5,626,948
                   Other
                    Currencies       102,456                139,117                   --                     --
                   Adjustable
                    Ch$              909,865                813,600             1,524,313               1,444,216
                   Non-adjustable
                    Ch$            7,888,322              5,753,136             1,229,208               1,338,132
                                   ==========             =========            ==========              ==========


(1) Main Suppliers                   ThCh$

    Telefonica Chile S.A.          1,668,525
    Entel Chile S.A.                 762,564
    Telefonica del Sur S.A.          255,578
    Others                         4,143,238
                                   ---------

    Total Suppliers in Non-adj.
      Ch$ up to 90 days            6,829,905
                                   =========

(2) Main Suppliers                    ThCh$

    British Telecom                2,220,632
    Intelsat                         465,041
    Telefonica de Espana             402,933
    Others                         1,674,989
                                   ---------
    Total Suppliers in US$
      up to 90 days                4,763,595
                                   =========

                                                       33
LONG-TERM LIABILITIES
2003


 DESCRIPTION         Currency           1 to 3 years         3 to 5 years          5 to 10 years            over 10 years
 -----------         --------      ---------------------  ------------------   ----------------------  ----------------------
                                                Average              Average                Average                  Average
                                                annual                annual                 annual                   annual
                                    Amount       rate       Amount     rate      Amount       rate        Amount       rate
                                     ThCh$                  ThCh$                ThCh$                    ThCh$
                                   ---------  ----------  ---------  --------  ---------   ---------   ---------    ---------

Long-term           US Dollars          3,798      11.00%    87,606    11.00%         --          --          --         --
  obligations with  Non-adjustable
  banks and           Ch$                 --          --        --        --          --          --    1,447,317        --
  financial         Adjustable Ch$ 11,241,597   Tab180+3%       --        --          --          --          --         --
  institutions      Adjustable Ch$    385,691    Tab90+2%       --        --          --          --          --         --
                    Adjustable Ch$    848,667   Tab180+2%       --        --          --          --          --         --
                    Adjustable Ch$     51,671       6.90%    59,338      6.90%    190,322       6.90%     123,161      6.90%

Long-term notes
payable:
  - Leasing         Adjustable Ch$    913,060       8.15%   386,659      8.76%  1,291,405       8.76%   2,465,843      8.83%
                    US Dollars        831,455       6.93%       --        --          --          --          --         --
                    Non-adjustable
                     Ch$              253,520       9.11%    11,686      9.11%        --          --          --         --
  - Huawei Tech.    US Dollars        246,704        --         --        --          --          --          --         --
  - Customs duties  US Dollars          1,188        --       1,187       --        1,188         --          --         --
  - Inv. San
     Fernando
     Ltda.(Telrad)  US Dollars        605,676      Libor180+    --        --          --          --          --         --
                                                    1.75%
  - Inv. Taormina
     S.A..(Telsys)  Adjustable Ch$    302,565       6.00%       --        --          --          --          --         --

Long-term
  provisions        US Dollars      1,129,755        --         --        --          --          --          --         --

Other long-term     Non-adjustable
  liabilities        Ch$            2,739,729        --     633,234       --      206,935         --      483,161        --
                    US Dollars         75,582        --         --        --          --          --          --         --
                                    ---------              --------             ---------               ---------

                    Adjustable Ch$ 13,743,251               445,997             1,481,727               2,589,004
                    US Dollars      2,894,158                88,793                 1,188                     --
                    Non-adjustable
                     Ch$            2,993,249               644,920               206,935               1,930,478
                                    =========              ========             =========               =========


LONG-TERM LIABILITIES
2002



 DESCRIPTION         Currency           1 to 3 years         3 to 5 years          5 to 10 years            over 10 years
 -----------         --------      ---------------------  ------------------   ----------------------  ----------------------
                                                Average              Average                Average                 Average
                                                annual                annual                 annual                  annual
                                    Amount       rate       Amount     rate      Amount       rate       Amount       rate
                                     ThCh$                  ThCh$                ThCh$                   ThCh$
                                   ---------  ----------  ---------  --------  ---------   ---------    --------    ---------


Long-term           US Dollars         10,499      9.61%    115,114     10.85%     29,485        8.50%     17,277       8.50%
  obligations       Non-adjustable
  with banks and     Ch$                  --         --         --        --          --          --    1,461,790         --
  financial         Adjustable Ch$    578,247    Tab 90+2%      --        --          --          --          --          --
  institutions      Adjustable Ch$  1,272,366   Tab 180+2%      --        --          --          --          --          --
                    Adjustable Ch$     74,805       6.90%    59,308      6.90%    190,227        6.90%    123,100       6.90%

Long-term notes
  payable
  - Leasing         Adjustable Ch$    758,120       9.00%   386,467      8.69%  1,290,763        8.69%  2,464,605       8.69%
  - Leasing         US Dollars      3,206,382       8.21%       --        --          --          --          --          --
  - Importadora
      Fazio S.A.    Adjustable Ch$      3,030      12.00%       --        --          --          --          --          --
  - Inv. Taormina
      S.A. (Gicsa)  Adjustable Ch$    362,982       6.00%       --        --          --          --          --          --
  - Telefonica
      CTC Chile     Non-adjustable
      S.A.           Ch$               88,678      12.00%       --        --          --          --          --          --
  - Customs Duties  US Dollars        374,582        --         --        --          --          --          --          --
  - Inv. Sa
      Fernando
      Ltda.
      (Telrad)      US Dollars        444,187  Libor 180    296,125  Libor 180        --          --          --          --
                                                +1.75%                +1.75%

Long-term           Non-adjustable
  provisions         Ch$               22,512        --         --        --          --          --          --          --
                    US Dollars      2,724,642        --         --        --          --          --          --          --

Other long-term     Non-adjustable
  liabilities        Ch$            2,787,147        --   1,504,287       --      209,004         --      528,112         --
                    US Dollars        111,323        --         --        --          --          --          --          --
                                    ---------             ---------             ---------               ---------

                    Adjustable Ch$  3,049,550               445,775             1,480,990               2,587,705
                    US Dollars      6,871,615               411,239                29,485                 217,277
                    Non-adjustable
                     Ch$            2,898,337             1,504,287               209,004               1,989,902
                                    =========             =========             =========               =========

                                          34
NOTE 25 - SANCTIONS

      During the year ended as of December 31, 2003 the Parent Company and its subsidiaries, its Directors and Management have not been sanctioned by the Superintendency of Securities and Insurance or other administrative authorities.

NOTE 26 - SUBSEQUENT EVENTS

  a) On January 8, 2004, AT&T Corp. filed an arbitration complaint before the American Arbitration Association against Chilesat S.A., in which it claims, on the one hand, payment in the amount of US$ 1,375,780 corresponding to that paid by AT&T Corp. to Cambodia in virtue of the agreement signed between both companies mentioned in number 2 of Note 23 b (Contingencies) and on another, an amount exceeding US$ 2,000,000 plus interest and cost for eventual rights that Cambodia would have against Chilesat S.A. and which were ceded to AT&T Corp., as indicated in the same number of Note 23 b, and which would correspond to the accounting rates for the period from September 1999- to December 2000.

      In this case, the Company believes that the arbitration court lacks jurisdiction to rule on the matter, which will be alleged as soon as the mentioned arbitration court is constituted.

  b) On January 26, 2004, the Creditors of Chilesat S.A. held a meeting as a result of proposal for the Modification of the Preventive Legal Agreement, which currently regulates the Company, which was presented by the Company on December 10, 2003. The creditors approved the modification proposed.

      To date, the modification proposed is still pending approval by the Court given that a complaint has been presented and a final outcome of this legal action is still pending . Should the verdict reject the complaint, the modification will be approved and will be effective upon execution. However, in the event that proposed modification be rejected, the Preventive Legal Agreement currently in force will continue to be applied.

  c) On March 26, 2004, the Company perfected the sale of 100% of the shares of the subsidiary Colomsat S.A. and risk bonds of the respective sellers as well as debts remaining subsequent to the agreement for a total sum of US$ 396,901.30 plus 60% of the price that the purchasers would receive in the event of the sale of the Company prior to December 31, 2004. This transaction is described more in full in Note 2 d).

  d) As explained in Note 23, on March 29, 2004, Banco Santander postponed until August 17, 2004 the requirement to comply with the financial restriction of maintaining net tangible equity plus minority interest equal to or greater than UF 2,000,000 for quarterly periods up to the total extinction of the debt obligations maintained with this financial institution.

  e) Between December 31, 2003 and the date of issuance of these financial statements, there have been no other events of a financial nature or any other nature, that significantly affect the balances or interpretation of these financial statements.

NOTE 27 - ENVIRONMENT

      Due to the nature of the industry, Head Office and its subsidiaries are not affected by situations that could directly or indirectly affect protection of the environment and therefore there are no disbursements which for this purpose are committed in the future.

                                       35
NOTE 28 - TIME DEPOSIT

   The composition of time deposits as of December 31, 2003 and 2002 is as follows:

Bank or Financial Institution         Country        2003           2002
                                                     ThCh$          ThCh$

Citibank N.Y.                          U.S.A        287,281        91,076
Bank of America NA                     U.S.A.         --            1,384
                                                    -------        ------
 Total                                              287,281        92,460
                                                    =======        ======

NOTE 29 - OPERATING INCOME

   Operating income as of December 31, 2003 and 2002 is as follows:


                                              2003               2002
                                              ThCh$              ThCh$

OPERATING INCOME

    Operating income                        43,267,256         44,231,667
    Operating cost                         (22,741,903)       (22,783,439)
                                           -----------        -----------
    Gross margin                            20,525,353         21,448,228
    Administration and selling expenses    (17,126,227)       (17,992,372)
                                           -----------        -----------
Operating income before depreciation
 and amortization                            3,399,126          3,455,856
    Depreciation for the year              (11,313,147)       (12,433,229)
    Amortization for the year                   (2,630)            (7,578)
                                           -----------        -----------
                                           (11,315,777)       (12,440,807)
                                           -----------        -----------
Operating income                           (7,916,651)         (8,984,951)
                                           ===========        ===========

                                                                   36
NOTE 30 - LONG-TERM OBLIGATIONS MATURING WITHIN ONE YEAR AND
          LONG-TERM NOTES PAYABLE

   The composition of this account as of 2003 year-end is as follows:


                                                                                                                            Book
                                                                                                                          Value of
                             Remaining   Average          Amount             Total                                        Asset in
Leasing company    Currency    Term       Rate   Short-term    Long-term     Debt           Asset in Guarantee           Guarantee
                                           %        ThCh$        ThCh$       ThCh$                                          ThCh$



Security Leasing    UF      23,6 years   8.97%        16,453    1,129,663  1,146,116
Seguros Prevision
  Vida              UF      23,6 years   8.97%        11,444      873,395    884,839
                                                 -----------   ----------  ---------
                            Sub-Total                 27,897    2,003,058  2,030,955  25% of El Salto Building            1,095,518

Entel Chile         UF      15,0 years   8.70%       214,215    2,469,576  2,683,791  Fiber Optics, La Serena - Arica     5,166,285
                                                                                      Stretch

IBM de Chile S.A.   US$     1,2 years    8.20%     2,106,695      437,501  2,544,196  SDH Network, DWDM Network and       4,315,444
                                                                                      IP MPLS Network

CIT Leasing Chile   UF      1,5 years    8.14%       310,730      201,080    511,810  Huawei Santiago, Antofagasta and      614,907
                                                                                      Iquique Plants

CIT Leasing Chile   US$     2,8 years    6.59%       200,768      358,956    559,724  Huawei Temuco, Concepcion Plants      735,870
                                                                                      and Avaya Equipment

Citibank            UF      2,8 years    6.23%       172,736      316,360    489,096  Cisco Ultima Milla and Red Leyer      521,889
                                                                                      Equipment

Citibank            $       3,0 years    9.11%       110,559      265,206    375,765  Cisco Ultima Milla Equipment          375,765

Others              UF      1,0 year     7.70%       289,357      101,891    391,248  Ultima Milla Computers and            743,397
                                                 ------------------------------------ Equipment
                                                                                                                         ----------
                            Total Leasing          3,432,957    6,153,628  9,586,585                                     13,569,075
                                                                                                                         ==========

Promissory notes payable                             251,115          --     251,115

Other notes payable                                  192,232      302,565    494,797

Other liabilities                                  2,026,956      605,676  2,632,632

Investment supplier                                  123,352      246,704    370,056

Customs duties                                       308,446        3,563    312,009
                                                 -----------   ---------  ----------

                            Total                  6,335,058    7,312,136 13,647,194
                                                 ===========   =========  ==========


                      CHILESAT CORP S.A. AND SUBSIDIARIES

                                RELEVANT EVENTS


The essential or relevant facts informed to the Securities and Insurance Commission of Chile, in the period comprised between January 1 and December 31, 2003, are the following:


1.  In a letter dated March 31, 2003, the Company informed the following:

Motivated by the decision of focusing the investment of the resources on the development of the company's main operations and giving priority to the corporate services, the Board of Directors, at a meeting held on March 28, 2003, agreed to discontinue the operations carried out in the market of the United States through the affiliate NACS Communications Corporation (Texcom
USA), which has offices in the city of Miami, Florida.

Texcom USA offers prepayment card services in the States of Florida, California, and New Jersey and 'Equal Access' services (international long distance) in the State of Florida.

On its part, the negative evolution of the market in which Texcom USA operates has resulted in a significant increase of the investment plan foreseen for this operation as well as a reduction in the margins for the years 2003 and following, which is incompatible with the new priority scale of the essential projects for the Company's business and growth strategy.


2.  In a letter dated September 30, 2003, the Company informed the following:

As it was informed as an Essential Fact on March 31, 2003, and according to the decision to discontinue its operations in the US market, NACS Communications, Inc. (d/b/a Texcom USA), a Texcom S.A. subsidiary, which has offices in Miami, Florida, filed a Chapter VII proceeding. The effects of this decision on the financial statements of Chilesat Corp S.A. are anticipated as "subsequent events" on the consolidated results for the fourth quarter of 2002 filed on March 31, 2003, which does not represent any additional effect.


3.  In a letter dated October 16, 2003, the Company informed the following:

On September 24, 2003, at the General Special Shareholders' Meeting of the company, the shareholders attending the meeting unanimously agreed to increase the company's capital through the issuance of 137,500,000 new payment shares, entitling the Board to proceed with the issuance and placement of those shares at a minimum price of Ch$ 120 per share.

At a Board Meeting held on October 15, 2003, the members of the Board who attended, unanimously agreed to issue the total number of the payment shares representing the capital increase mentioned above, and to fix as placement price the amount of Ch$ 130 per share.


4.  In letter dated December 19, 2003 the Company informed the following:

The Company submitted a proposal to modify the preventive agreement convened on December 28, 2001, with the 28th Civil Court of Santiago, with the purpose that only the holders of credits that are still ruled thereby, and for the balances kept subject to this agreement, issue their opinion with respect to establishing as payment terms and conditions those defined in the agreement for financial creditors, all of this provided it is finally agreed upon at the respective meeting, set by the Court for the session of next January 26.

                       CHILESAT CORP S.A. AND AFFILIATES
                          (FORMER -TELEX CHILE S.A.)
           COMPARATIVE ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS
                            AS OF DECEMBER 31, 2003

I.    EXECUTIVE SUMMARY

      Results of the Fiscal Year


      The Net Result of Chilesat Corp for December 2003 improved 29% with respect to the same period in the previous year, as the loss decreased from Th Ch $ 13,656,307 to Th Ch$ 9,698,277.

      The Operating Result of the Company improved by 12% reaching a loss of Th Ch$ 7,916,651 in 2003 which is compared positively with the loss of the fiscal year 2002, of Th Ch$ 8,984,951.

      The EBITDA of the company was Ch$ 3,399 million in fiscal year 2003. In terms of quarters, a constant improvement occurred, which was reflected in a rate of 45.75% of quarterly increase considering as a base the first quarter of 2003 (the EBITDA were: Ch$ 399 million, Ch$ 778 million, Ch$ 990 million and Ch$ 1,235 million for each quarter respectively.)

      If the effect derived from the closing of the operations of the affiliate Texcom USA in April 2003 is discounted, the EBITDA of Chilesat Corp shows an improvement of Ch$ 1,290 million amounting to Ch$ 4,689 million as of December 2003.

      In implementing its corporate strategy, the company has made important investments aimed at diversifying and increasing the capacity of its networks as well as the quality of the solutions it offers. 34% of these investments were performed based on an increase in contracts signed with new clients with a term of 36 months; thus, only part of the increase in income derived from those agreements occurred in fiscal year 2003 and the rest will be materialized as of fiscal year 2004 and following.

      The rest of the investments were mainly focused on the expansion of the infrastructure to provide local telephony service in the 24 primary zones of the country, in strengthening the data system IP/MPLS, and in extending the capacities of the transmission network.

      Worth mentioning is the effort made for developing an ambitious local telephony project, which currently provides services in the country's six main primary zones, areas that concentrate 80% of telephonic service demand and that will soon extend their coverage initiating operations in the remaining 24 primary zones. This solution is based on a modern technological platform that combines traditional circuit commuting technology with IP technology and permits to guarantee one of the most versatile solutions for telephone service requirements, especially of the corporate segment.

      Also, an important strengthening has occurred in the company's IP/MPLS data network, which has extended its coverage and increased its reliability permitting to offer more and better services to clients. Finally, a project has been started to extend transmission lines, aimed at increasing the capacity and reliability of metropolitan circuits and the main network of the domestic long distance optic fiber.

      According to the above, Chilesat has reinforced in a relevant manner its domestic optic fiber network, whose coverage extends through more than 4,200 kilometers, and has provided it all the facilities to evolve as one of the main telecommunications operators in the market.

      With the purpose of strengthening even more said strategy, the Company is in the process of subscribing a capital increase for US$ 25 million.

      The Chilean operation, which mainly represents the Company's core business, experienced an increase in income of 5%, going up from Ch$ 40,194 million to Ch$ 42,053 million between fiscal year 2002 and 2003

   2

      respectively. The above is the result of the implementation of the Company's strategy that seeks to increase its share in the Corporate segment through an integrated offer of Data and Voice Network services through its affiliate Chilesat Servicios Empresariales S.A. The income of this line of business increased by 14% with respect to the same period in 2002, increasing from Ch$ 5,301 million to Ch$ 6,050 million. Thus, during 2003 important clients have been attracted, that have trusted their communications platform to Chilesat, within which Banco Estado, the company of the financial sector with the greatest telecommunications infrastructure in the country, is outstanding (project that will generate income from 2004 to 2007), the companies El Mercurio, Transbanck and the Chilean Navy.

      The capacity of maintaining and increasing profits in long distance operations is also outstanding, with a remarkable performance. In relation to this, the company has maintained a market share of approximately 27% in the residential segment and in turn has increased its share in long distance services of the corporate segment, reaching 12% of said market. However, a contraction in domestic long distance market traffic of 12% took place; the traffic of Chilesat only decreased by 6% being able to maintain its income with significant variations, as the consequence of a policy for increasing the profits of this business during the whole year 2003.

      On the other hand, although the international long distance market did not show an increase in traffic with respect to the year 2002, Chilesat experienced a growth of 8% in its traffic.

      At a consolidated level, Chilesat Corp's operational income for fiscal year 2003 amounted to Th Ch$ 43,267,256, which compares with Th Ch$ 44,231,667 for the same fiscal year 2002, variation that is mainly explained by the closing of the foreign affiliate Texcom USA in April 2003. If this effect is excluded in both periods, consolidated income without Texcom USA has experienced a 5% growth.

      Operating costs of Chilesat Corp and Affiliates decreased by 3%. This is mainly due to the closing of Texcom USA during the period 2003, which generated savings of Th Ch$ 2,126,688. This was partially compensated with greater access charges of Th Ch$ 1,304,767 and correspondent work for Th Ch$ 1,077,216 explained by the increase in international traffic, apart from a larger volume in the value added services business.

      Administrative and selling expenses decreased by 5%, explained by a drop in the provision of uncollectibles as a result of better collection management and lower costs associated with the closing of the operation in the United States. These savings have permitted to strengthen the areas dedicated to client service and the sale of the corporate segment, as well as to increase promotion in mass media of long distance calls, value added and Internet, in the individuals segment, and data networks, dedicated telephony and Internet in the corporate segment.

      Non operating results improved by Th Ch$ 2,786,457 (57%) with respect to the same period in 2002. This is mainly explained by a greater non operating income of Th Ch$ 4,334,185, better results due to rate of exchange, of Th Ch$ 2,684,481, and lower financial expenses of Th Ch$ 1,585,582. This was partially compensated with greater non operating disbursements of Th Ch$ 5,599,451.

      Main Affiliates

      Chilesat S.A.
      During the year 2003, the affiliate Chilesat S.A. contributed 81% of the total consolidated income of its home office Chilesat Corp, amount that reached Th Ch$ 35,095,437. Chilesat S.A.'s income showed a 5% increase with respect to the same period in 2002. The above is mainly explained by the greater sales of Value Added Services (Ch$ 1,005 million), International Businesses (Ch$ 1,863 million) and Media Rental (Ch$ 348 million).

      Chilesat Servicios Empresariales S.A.
      During 2003 Chilesat Servicios Empresariales contributed to the home office an income of Th Ch$ 6,049,966, which meant an increase of 14% with respect to the same period in the previous year, in which it

   3

      generated Th Ch$ 5,300,904. This is explained due to a better business management as a result of the implementation of the company's long term strategic plan, which privileges the growth of Chilean operations, strengthening penetration in the corporate market through an integrated offer of telecommunication services solutions. This has permitted to establish long term agreements with important corporate clients.

      CORPORATE INFORMATION

      Company's Strategic Plan
      As part of the corporate strategy of Chilesat Corp, the company has strengthened its patrimonial base and has decided to concentrate its efforts mainly on Chilean operations, with the purpose of maximizing benefits based on its competitive advantages. Worth mentioning is its extensive telecommunications system infrastructure, and its excellent human resources. With this purpose, it has focused on maintaining and increasing the profits of its long-distance operations, developing value added services as a new income source and optimizing its network infrastructure to increase the offer of private service to the corporate market, in this last case through its affiliate Chilesat Servicios Empresariales.

      Affiliates
      Chilesat S.A. is a company that operates international and domestic long distance services, commuted Internet services and value added service, the latter mainly aimed at the individuals segment. This company improved the efficiency of its marketing platform through the incorporation of state-of-the-art technology into its Call Center as of September 2002. Also, the growth of income from value added services is outstanding, and experienced a growth of 69% compared with the same period in 2002, as a result of a greater offer of products of this type.

      Chilesat Servicios Empresariales is an affiliate of Chilesat S.A. that provides advanced services to corporate clients, among them: a) High-technology data network services, satellite services and dedicated access to Internet; b) Public, local and private telephony services; and
      c) Advanced services like data center, hosting and monitoring and network supervision.

      Shareholders
      The main controllers of Chilesat Corp are GE Capital and the Investment Fund Southern Cross Latin America Private Equity Fund L.P., which together, through the companies Redes Opticas S.A., Redes Opticas (Cayman) Corp., own 85.54% of the property.

      Financing
      During the first quarter of 2003 Banco Santander granted a credit for UF 664,397 to Chilesat Corp S.A. directed to finance part of the Company's Investment Plans for the next years.

II.   INCOME STATEMENT

      1) OPERATING INCOME

      Consolidated operating income of Chilesat Corp for fiscal year 2003 amounted to Th Ch$ 43,267,256 pesos, which compare with Th Ch$ 44,231,667 for the same period in 2002. This difference is mainly explained by the closing of the operations in the United States (Ch$ 2,996 million), which was partially compensated with increases in income in International Businesses (Ch$ 1,863 million), Value added Services (Ch$ 1,005 million) and Entrepreneurial Services (Ch$ 749 million).

      CHILESAT S.A. AND AFFILIATES
      LONG DISTANCE
      This line of business continues with a relevant percentage of the long-distance market. The income of this business explains 48% of the company's consolidated total. In fiscal year 2003, domestic long-distance traffic of Chilesat was reduced by 6% and international long-distance increased by 8%, with respect to the same period in 2002. This is compared with a reduction in the domestic long distance market estimated at

  4

      12% and an international long distance market without significant variations with respect to 2002; the above resulted in an increase in the share of domestic long distance, which increased from 17.7% to 18.8% and in international long distance, from 15.1% to 16.3% in 2002 and 2003 respectively.

      CORPORATE SERVICES
      In this fiscal year, the income generated by this business reached Th Ch$ 6,049,966, which is 14% greater when compared with Th Ch$ 5,300,904 for the same period of the previous year.

      FOREIGN AFFILIATES OPERATION
      Foreign operations are developed through the affiliate Texcom S.A. and contributed 4% of Chilesat Corp's total income. This figure decreased in 67% with respect to the amount generated in December 2002, as a result of the closing of the Texcom USA operation. Currently, Perusat is the affiliate that continues with the operations outside the country, and which has contributed an income of Th Ch$ 1,105,974 in the fiscal year 2003.

      2) OPERATING COSTS

      Operating costs of Chilesat Corp and its Affiliates decreased by 3% from Th Ch$ 33,750,551 to Th Ch$ 32,788,101. This is mainly explained by the closing of Texcom USA (Ch$ 2,127 million) and a lower expense in personnel (Ch$ 190 million), which was partially compensated with increases in access charges (Ch$ 1,305 million) and correspondents expenses (Ch$ 1,077 million) due to the greater traffic with international operators. Administrative and selling expenses decreased by 5% from Th Ch$ 19,466,067 to Th Ch$ 18,395,806 mainly explained by lower expenses of Texcom USA (Ch$ 1,338 million) and a decrease in the provision of uncollectible amounts (Ch$ 605 million).

      3) OPERATING RESULT

      Chilesat Corp's operating result shows an improvement of Ch$ 1,068 million, with respect to that of 2002. This is mainly explained by the administrative and selling expenses which showed less provisions for uncollectibles (Ch$ 605 million) due to an increase in collection indices and lower costs related to administrative and selling expenses because of the closing of Texcom (Ch$ 1,338 million). The above was compensated with increases in personnel and advertising expenses related to the strengthening of the corporate strategy.

      4) NON OPERATING RESULT

      Chilesat Corp S.A. and Affiliates' consolidated non operating results at December 2003 improved by Ch$ 2,786 million (57%) with respect to the same period in 2002. This is mainly explained by greater non operating income (Ch$ 4,334 million) due to the reversal of Texcom USA's negative net worth, to a better result due to a difference in the rate of exchange (Ch$ 2,684 million) and less financial expenses explained by a lower debt during 2003. This was partially compensated with greater non operating expenses (Ch$ 5,599 million) as a result of the write-off of accounts receivable of Texcom USA (Ch$ 6,221 million).

      5) NET RESULT

      As of December 2003, the Company recorded a loss of Ch$ 9,698 million (Ch$ 3,958 million less than in 2002 in which the loss was Ch$ 13,656 million). The above is mainly explained by a reduction in the non operating loss of Ch$ 2,786 million and the reduction in the operating loss of Ch$ 1,068 million.

III.  GENERAL CONSOLIDATED BALANCE SHEET

      The main items of assets and liabilities as of December 31, 2003 and 2002 are the following:

   5

                                           2003                     2002
        ASSETS                            Th Ch$                   Th Ch$

        Current Assets                 12,849,778               11,036,538
        Net Fixed Assets               66,744,195               71,336,376
        Other Assets                      543,299                1,959,001
                                       ----------               ---------

          TOTAL ASSETS                 80,137,272               84,331,915
                                       ==========               ==========

        LIABILITIES

        Current Liabilities            22,557,470               22,669,561
        Long-Term Liabilities          27,019,700               21,695,166
        Minority Interest                (125,740)                 191,476
        Stockholders' Equity           30,685,842               39,775,712
                                       ----------               ----------

          TOTAL LIABILITIES            80,137,272               84,331,915
                                       ==========               ==========

      As of December 31, 2003, the Company's consolidated assets decreased by Ch$ 4,195 million with respect to the same period in 2002. This variation is mainly explained by decreases in Fixed Assets of Ch$ 4,592 million (increase in accumulated depreciation) and of Other Assets, of Ch$ 1,416 million due to less documents and accounts receivable from related companies. These drops were partially compensated with an increase in Current Assets of Ch$ 1,813 million.

      The positive variation in current assets is mainly explained by an increase in Other Current Assets (Ch$ 1,665 million), due to an increase in purchase operations with repurchase agreement, for Ch$ 912 million and securities in guarantee for Ch$ 695 million.

      Investments in Fixed Assets during 2003 amounted to Ch$ 8,375 million, mainly due to the purchase of telephonic plants, routers, last mile equipment, backbone IP, video conference, telephony and data transmission services.

      Fixed Assets decreased by Ch$ 4,592 million with respect to the previous period, mainly due to the depreciation of the fiscal year, which amounted to Ch$ 11,313 million and the de-consolidation of Texcom USA (Ch$ 777 million). The above was partially compensated by the investments made during the 2003 fiscal year, which amounted to Ch$ 8,375 million.

      Current liabilities decreased slightly (Ch$ 112 million). This variation was mainly explained by a decrease in sundry creditors (Ch$ 195 million), explained by less devolutions to clients for Ch$ 113 million and less forwards for Ch$ 59 million, which were not carried out in that period.

      The increase in Long Term Liabilities of Ch$ 5,325 million occurs basically due to a credit facility of UF 664,397 granted by Banco Santander, for the implementation of the investment plan associated to the new corporate strategy and which generates an increase in the item of obligations with banks and financial institutions (Ch$10,307 million). This was partially compensated by less long-term documents payable (Ch$ 2,364 mainly due to a lower leasing debt with IBM) and a reversal of the provision for uncollectible accounts receivable from related companies (Ch$ 1,617).

      The decrease of Ch$ 9,090 million in Stockholders' Equity is mainly due to the increase in the accumulated loss (Ch$ 13,686 million).

IV.   FINANCIAL INDICES

      The main financial indicators and other important items related to the financial statements as of December 31, 2003 and 2002, are the following:


                                                                        2003                         2002
                                                                    ----------                    -----------
                                                                       Th Ch$                       Th Ch$
                                                                    ----------                    -----------

      IV.1      Current Liquidity                                         0.57                           0.49
      IV.2      Acid Ratio                                                0.57                           0.49


    6

      IV.3      Debt Ratio                                                1.62                           1.12
                Proportion of Short Term Debt  in
      IV.4        Total Debt                                             45.50%                         51.10%
                Proportion of Long Term Debt  in
      IV.5        Total Debt                                             54.50%                         48.90%
      IV.6      Total Assets                         Th Ch$         80,137,272      Th Ch$         84,331,915
      IV.7      Operating Income                     Th Ch$         43,267,256      Th Ch$         44,231,667
      IV.8      Proportion of Operating Costs in
                Total Costs                                              64.06%                         63.42%
      IV.9      Proportion of Admin. and Selling
                  Expenses in Total Costs                                35.94%                         36.58%
      IV.10     Coverage of Financial Expenses                           (3.85)                         (2.80)
      IV.11     Operating Result                     Th Ch$         (7,916,651)     Th Ch$         (8,984,951)
      IV.12     Financial Expenses                   Th Ch$         (2,058,573)     Th Ch$         (3,644,155)
      IV.13     Non Operating Result                 Th Ch$         (2,065,896)     Th Ch$         (4,852,353)
      IV.14     R.A.I.I.D.A.I.E.                     Th Ch$          3,391,803      Th Ch$          2,247,658
      IV.15     Loss After Taxes                     Th Ch$         (9,698,277)     Th Ch$        (13,656,307)
                EBITDA Chilesat Corp (Grupo
                  Consolidated) (Consolidated
      IV.16       Group)                             Th Ch$          3,399,126      Th Ch$          3,455,856
      IV.17     EBITDA Chilesat S.A and Affiliates   Th Ch$          8,615,402      Th Ch$          6,943,637


   7


                    ANALYSIS OF IMPORTANT INDICES AND ITEMS

      IV.1  CURRENT LIQUIDITY 0.57                         0.49

            This index increases, basically, due to the increase in current assets of Ch$ 1,813 million and the decrease in current liabilities of Ch$ 112 million, both effects explained in point
            III.2 and III.5.

      a)    INCREASE AND DECREASE IN CURRENT ASSETS

            OTHER CURRENT ASSETS
            The increase in this item of Ch$ 1,665 million is mainly due to the increase in purchase operations with repurchase agreement of Ch$ 912 million mainly with Banco de Credito e Inversiones and Santander Santiago and to greater securities in guarantee, amounting to Ch$ 695 million.

            TAXES RECOVERABLE
            This item increased by Ch$ 339 million, explained due to large provisions of the VAT fiscal credit for Ch$ 333 million.

      b)    INCREASE AND DECREASE IN CURRENT LIABILITIES

            SUNDRY CREDITORS
            This item presents a decrease of Ch$ 195 million, explained by less devolutions to clients for Ch$ 113 million and less forwards for Ch$ 59 million that were not carried out in this period.

      IV.2  ACID RATIO             0.57                       0.49

            This index is equal to that mentioned in the previous point IV.1 as the Company and its affiliates have no stocks.

      IV.3  DEBT RATIO              1.62                      1.12

            This index increases with respect to the previous period mainly due to two reasons: the decrease in stockholders' equity as a result of less accumulated losses and an increase in liabilities as a result of obtaining the credit facility from Banco Santander, of UF 664,397.

      IV.4  PROPORTION OF SHORT TERM DEBT
              IN TOTAL DEBT         45.50%                    51.10%

            The detail of the items that explain the decrease in this index is described in point IV.1.b.

      IV.5  PROPORTION OF LONG TERM DEBT
              IN TOTAL DEBT         54.50%                    48.90%

            Long Term Liabilities experienced an increase of Ch$ 5,325 million explained basically by the granting of a credit facility of UF 664,397 by Banco Santander. This effect was partially compensated by a decrease in long term payable documents of Ch$ 2.364 million mainly due to a lower debt with leasing IBM and reversal of provision of uncollectible accounts receivable from related companies (Ch$ 1,617 million).

      IV.6  TOTAL ASSETS   Th Ch$   80,137,272       Th Ch$   84,331,915

            The decrease of Ch$ 4,195 million as of December 31, 2003, with respect to the same period in 2002, is explained with the detail of point III.

      IV.7  OPERATING INCOME Th Ch$ 43,267,256       Th Ch$   44,231,667

     8

            Operating income decreased by Ch$ 964 million with respect to the previous period, mainly due to what was explained in point II.1.

      IV.8  PROPORTION OF OPERATING COSTS
              IN TOTAL COSTS        64.06%                    63.42%

            There is a slight increase in this index, because operating costs showed a lower decrease with respect to administrative and selling expenses, which also decreased, as explained in point II.2.

      IV.9  PROPORTION OF ADMIN. AND SELLING EXPENSES
             IN TOTAL COSTS         35.94%                    36.58%

            There is a decrease in this index, as a result of a greater reduction in operating costs, explained in points II.2. and II.3.

      IV.10 COVERAGE OF FINANCIAL
              EXPENSES              (3.85)                    (2.80)

            The (negative) increase of this index is mainly a result of lower financial expenses and a better result before taxes.

      IV.11 OPERATING RESULT     Th Ch$ (7,916,651)    Th Ch$ (8,984,951)

            The variation in operating results is explained in point II.3.

      IV.12 FINANCIAL EXPENSES   Th Ch$ (2,058,573)    Th Ch$ (3,644,155)

            The variation in financial expenses is explained in point II.4.

      IV.13 NON OPERATING RESULT Th Ch$ (2,065,896)    Th Ch$ (4,852,353)

            The consolidated non operating result of Chilesat Corp S.A. and Affiliates as of December 2003 improved by Ch$ 2,786 million (57%) with respect to the same period in 2002. This is mainly explained because the increase in non operating disbursements of Ch$ 5,599 million (write-off of related companies) was compensated with lower financial expenses of Ch$ 1,586 million, greater other non operating income of Ch$ 4,678 million reversal of negative net worth of Nacs Communications Inc. and a better result due to a difference in the rate of exchange of Ch$ 2,684 million.

      IV.14 R.A.I.I.D.A.I.E.     Th Ch$ 3,391,803      Th Ch$ 2,247,658

            The increase of this index is the consequence of a better result before taxes, lower financial expenses and lower depreciation.

      IV.15 LOSS AFTER TAXES     Th Ch$ (9,698,277)    Th Ch$ (13,656,307)

            The variation of this result is mainly explained by the description in point II.5.

      IV.16 EBITDA Chilesat Corp
            (Consolidated Group) Th Ch$ 3,399,126      Th Ch$ 3,455,856
            (Grupo Consolidated)

            This indicator is calculated as: Operating Result + Fiscal Year Depreciation + Amortization of Intangibles. The variation of this result is explained due to lower depreciations in fiscal year 2004 (Ch$ 1,120 million) compensated with lower administrative and selling expenses (Ch$ 1,068 million).

     9

            The EBITDA of Chilesat S.A. and Affiliates for December 2003 and which concentrates long-distance, Internet, value added businesses and entrepreneurial services reaches Th Ch$ 8,615,402, figure that is greater than the Th Ch$ 6,943,637 of 2002.

                                 PROFITABILITY

            NET WORTH PROFITABILITY
            Defined as the ratio of the result of the fiscal year and the average net worth; it is -0.28.

            ASSETS PROFITABILITY
            Defined as the ratio of the result of the fiscal year and the average assets; it is -0.12.

            OPERATING ASSETS PROFITABILITY
            Defined as the ratio of the operating result of the fiscal year and the average operating assets; it is -0.10. Current and fixed assets are considered as operating assets.

            PROFIT PER SHARE
            Defined as the result of the fiscal year divided by the number of subscribed and paid-up shares at the closing of the fiscal year; it is -0.02.

            INDICATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND VALUE OF THE COMPANY'S ASSETS.

            As of December 31, the Company and its Affiliates do not show any significant differences that should be mentioned.

      V.    CASH FLOW

                                                              2003              2002
                                                             Th Ch$            Th Ch$
                                                           -----------        ----------

            Flow originated by operating activities          2,870,466       (1,864,928)
            Flow originated by financing activities         10,136,882        7,082,617
            Flow originated by investment activities       (11,286,537)      (7,837,994)


            Description of Cash Flow Variations

            Flow originated by operating activities:
            Resources generated by operating activities increased with respect to the previous fiscal year, by Ch$ 4,735 million, mainly due to lower payments to suppliers and personnel (Ch$ 8,095 million) that were compensated partially with lower collections from debtors by sales (Ch$ 2,839 million).

            Flow originated by financing activities:
            The increase of Ch$ 3,054 million in the resources originated in financing activities is mainly due to the credit facility granted by Banco Santander for UF 664,397, which will be used in the implementation of the company's investment plan.

            Flow originated by investment activities:
            Resources used by investment activities increased by Ch$ 3,449 million mainly due to greater incorporation of fixed assets (Ch$ 4,046 million).

      VI.   MARKET RISK ANALYSIS

            Financial Risks
            As of December 2003, the Company and its Affiliates does not have a coverage level regarding the rate of exchange. In relation to the coverage of interest rates, it should be emphasized that most

    10

            of the liabilities acquired by the Company are at a fixed rate and 32.12% are at a floating rate (TAB and Libor).

            The gap produced between assets and liabilities in dollars is the following:

            Assets in US$              Th US$           2,930.31

            Liabilities in US $        Th US$           23,387.41

            The composition by foreign currency of the operating result in percentages on each item is the following:

            Operating income                            18.43%

            Operating costs                             32.13%

            Administrative and selling expenses         10.80%

Default Risk

            With respect to the coverage policy related to the default risk in accounts receivable, we may inform that monthly a provision of uncollectibles is established and accounted in relation to these accounts. The above is based on the historical behavior of the recovery of accounts receivable.

            The methodology applied by the Company uses periods long enough in which the balances in client accounts show a low expectation of collection, which ensures that the default risk of accounts receivable is covered by said coverage policy.

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  April 5, 2004